08049073

arbinet

Annual Report 2008

Dear Fellow Shareholders:

Since joining Arbinet in November 2007, I have spent a great deal of time listening to our Members and to prospective Members to better understand their needs and assess our market opportunities. I strongly believe that the growth initiatives we presented to our shareholders, Board of Directors and employees earlier this year will help us build momentum and put us on a clear path toward improved financial performance and increased market value in 2008. I am pleased to share with you highlights of our 2007 results and our plans for achieving success in 2008.

2007 Results

Although we faced many significant challenges in 2007, as a result of the dedication of our employees, the loyalty of our Members, the strength of our markets, and perhaps most importantly, the resiliency of our business model, we still produced positive revenue growth. This bodes well for the future. We believe that the execution of our 2008 strategy will return the company to profitability. By intelligently managing our costs and re-focusing on our greatest assets, Arbinet's people and our technology, I am confident that we can meet or exceed the expectations of our Members and shareholders.

Positive Momentum

In 2007, we saw significant growth of our membership base, to 990 in 2007 from 693 in 2006. Fee revenue increased to $50.1 million last year, an increase of 4.8% over 2006. Minutes traded grew to 14.4 billion, up 14% from 12.6 billion in 2006. Our data services business revenue grew by over 17% and PrivateExchange℠ by 159%. AssuredAxcess℠, introduced in the second half of 2006, experienced very high growth as well.

"In 2007, we saw significant growth of our membership base, to 990 in 2007 from 693 in 2006."

Arbinet Digital Media

ebiz for Media Registry
In 2007, we worked closely with The American Association of Advertising Agencies to build and implement the ebiz for Media Registry, a cross-media electronic trading directory that enables electronic transactions between media companies and media buying/advertising agencies. The registry captures and stores critical financial business information, allowing the industry to shift the media transaction life cycle from paper processes to a streamlined, efficient electronic model.

Broad Street Digital
To increase resources available for its core businesses, Arbinet is exploring strategic alternatives for Broad Street Digital Ltd. and expects to divest the business as previously stated in our first quarter release.

Looking ahead, we will continue to evaluate opportunities in the rapidly growing digital media market that draws on our technology while enabling an appropriate balance between cost and revenue opportunities.

New Product Offerings

During 2007, we leveraged our technology and relationships with industry leaders to develop and introduce several new solutions that successfully address the needs of key market segments.

Global Number Portability Correction (GNPC)

As a leader in services for international carriers, Arbinet is the first company to use intelligent routing technology to improve routing efficiency in the marketplace. In 2007, we launched a suite of GNPC services and capabilities for carriers to improve their costs, increase quality, and reduce accounting compliance issues. Arbinet is currently offering this service in two forms: a managed minutes version, via thexchange℠, and a query version that our Members can use to segregate and route traffic correctly using their own bilateral or direct connect facilities. The offering appeals to Tier-1 PTT's and mobile carriers facing the growing challenge of terminating to numbers that customers have ported when switching service providers.

(Cont.)

Direct Inward Dial (DID) Service

In 2007, Arbinet leveraged its relationships with several telecommunications service providers to offer Members the ability to obtain Virtual Numbers (also known as DID numbers or Direct Inward Dial numbers) covering over 3000 rate centers in 24 countries. Our Members can utilize these numbers to create a virtual communications presence in a location that is physically distant from a subscriber. This service helps Members, particularly those offering competing landline or VoIP services, expand their services and increase their revenue streams.

Data Solutions

The international data market is one of the fastest growing sectors in the telecommunications industry, growing at a rate of 40% a year and driven mostly by peer-to-peer networking and web browsing. Our current data offerings include an exchange platform for buying and selling internet capacity, which we modeled after our voice exchange platform, and services that enhance Internet performance, such as OptimizedIP^{SM}. We believe that we can significantly increase data-related revenues over the next three years, and will implement strong sales and marketing initiatives to grow our data business. Given the high growth and long-term contracts associated with data services, we expect data sales will provide a more predictable and stable revenue stream.

Looking forward in 2008

One of our greatest strengths is our people. We have a team of talented, dedicated professionals who truly appreciate the value that we can bring to the marketplace and who have remained committed to the organization in the midst of the many challenges we faced in 2007. Arbinet's management team and employees are energized and prepared to do the work necessary to achieve our 2008 goals and objectives.

In 2008, we will capitalize on our core strengths, leverage our technology, and continue to build our business relationships to more fully penetrate the markets we already serve today. We will eagerly continue to uncover new ways to serve our Members with technological solutions to meet their complex business challenges.

> "The international data market is one of the fastest growing sectors in the telecommunications industry, growing at a rate of 40% a year and driven mostly by peer-to-peer networking and web browsing."

Strengthening the Value of the Exchange

We are committed to enhancing our existing products and solutions, and to strengthening our marketing strategy to take advantage of our full suite of complementary services. In addition, we plan to increase our sales and trading workforce by up to 30% in 2008. We will continue to invest in technologically advanced and managed services such as PrivateExchange, AssuredAxcess, Global Number Portability Correction and Peering. These services help our Members become more operationally efficient and raise the quality of their services to their customers. These services will contribute substantially to the growth of our business in the future. We will continue to expand on our advanced industry expertise to update and enhance our core exchange platform. We have already put many of these initiatives into service, and expect to see improved volumes and increased revenue in the future.

In closing, I would like to thank our shareholders, our Members, and our employees, for their commitment to our organization, and I look forward to your continued support as we look forward to surpassing Member and shareholder expectations in 2008 and beyond.

Sincerely,

William M. Freeman
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

SEC Mail Processing Section

APR 29 2008

Washington, DC

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-51063

ARBINET-THEXCHANGE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**13-3930916** (I.R.S. Employer Identification No.)
120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey (Address of Principal Executive Offices)	**08901** (Zip code)

Registrant's telephone number, including area code: (732) 509-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 Par Value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates computed by reference to the last reprinted sale price on June 30, 2007 was $142,290,133. As of March 1, 2008, there were outstanding 25,330,319 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Arbinet-thexchange, Inc. definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year are incorporated by reference into Part III of this Form 10-K and certain documents are incorporated by reference to Part IV.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

We are a leading solutions provider for the telecommunications industry, based primarily upon an electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, anonymously buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their networks. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members' networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to offer voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers place buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer's order is matched to a seller's order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members' transactions and manage the credit risk of buyers primarily through our credit management programs with third parties. In addition to our trading activities, we have also developed a suite of complementary services to help customers become more cost and operationally efficient, by for example, reducing their number of bilateral agreements.

Through our exchange, we manage over 1,300 worldwide destinations. As of December 31, 2007, we had 990 members who subscribed to our voice trading services, including the world's ten largest communications services providers and approximately 75% of the world's forty largest communication service providers. The following table illustrates the growth and changing mix of the minutes traded on our exchange for voice calls:

				Wireline/ Wireless Mix		Traditional Networks/VoIP	
Year ended December 31,	Members	Minutes (billion)	% Increase to prior year	Wireline	Wireless	Traditional	VoIP
2005	399	11.9	13%	64%	36%	76%	24%
2006	693	12.6	6%	56%	44%	74%	26%
2007	990	14.4	14%	56%	44%	65%	35%

Recent Developments

Digital Media: In August 2006, we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media. As part of our digital media strategy, in December 2006, the Company, through its wholly-owned subsidiary, Broad Street Digital Inc., acquired all of the outstanding common stock of Flowphonics Limited (now known as Broad Street Digital Limited ("Broad Street Digital"), a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs.

To increase resources available for its core businesses, we announced that we are exploring strategic alternatives for Broad Street Digital and expect to divest the business in the second quarter of 2008. As a result of this decision, we recognized an impairment charge of approximately $2.3 million to write down the intangible and long lived assets of Broad Street Digital to their estimated fair value. Although we are exploring the divestiture of Broad Street Digital, we will continue to evaluate opportunities in the rapidly growing digital media market that leverage the Company's technology while also enabling an appropriate balance between cost and revenue opportunities.

Special One Time Cash Distribution: On February 28, 2008, we announced that our Board of Directors approved a special one-time cash distribution of $0.40 per share. The aggregate total distribution is estimated to approximate $10.1 million based on approximately 25.4 million shares outstanding as of February 28, 2008. The special cash distribution will be paid on March 28, 2008 to record holders of our common stock as of the close of business on March 12, 2008. The special cash distribution replaces our existing $15.0 million stock repurchase plan, previously announced on June 11, 2007, under which we repurchased approximately 835,000 shares. The stock repurchase plan was terminated.

Industry Background

The Global Communications Services Industry

The global communications services industry continues to evolve, providing significant opportunities and creating competitive pressures for the participants in the industry. The industry has been experiencing significant changes, including the proliferation of wireless and data products and services, increased voice and data volume, declining unit pricing and the emergence of new participants due to deregulation and low-cost technologies. The growth in competition and associated fragmentation along with declining unit pricing and an industry structure that is characterized by high fixed costs have resulted in increased pressure on communications services providers' profitability.

Voice Industry

The voice industry is characterized by changes driven by deregulation in telecommunications markets around the world, an increase in and shift of minutes to wireless and the acceptance of Voice over Internet Protocol ("VoIP") as an alternative to traditional TDM based wireline phone service. The overall growth rate of voice minutes (TDM based and VoIP combined) is now approximately 10-11% per year rather than the 13-15% per year growth rates experienced between 2001 and 2005. This decline in the rate of growth is considered a permanent shift and is due to three primary factors: 1) increasing mobile saturation, 2) VoIP incursion and other computer-to-computer calling and 3) the diminished ability of price cuts to stimulate additional demand. Current drivers of existing demand do include:

- *Deregulation.* According to TeleGeography, a leading industry source for current and historical telephone traffic statistics, in 1995, nearly half of the world's international voice traffic was originated in the 15 countries that had opened their international long-distance markets to competition. By 2006, 20 countries, accounting for 80% of the world's international traffic, had liberalized their international and domestic long-distance markets.
- *Shift to Wireless.* Consumer phone usage is shifting from fixed-line phones to wireless phones. According to TeleGeography, mobile phones have outnumbered fixed-line phones since 2002 and accounting for 69% of worldwide phone lines in 2007, compared with 59% in 2004.
- *VoIP.* VoIP permits a user to send voice, fax and other information over the Internet, rather than through a regular telephone network system based on switches, commonly referred to as a public switched telephone network, or PSTN. VoIP has been used as a low-cost solution to provide call completion, or termination, to telecommunications services providers. The low cost of launching a telecommunications business with VoIP, coupled with deregulation in telecommunications markets, has driven fragmentation of communications services markets. VoIP is now being used as a way to provide local and long-distance phone service to consumers and enterprises. Cable companies and VoIP service providers are driving current consumer adoption of VoIP and are expected to capture a significant share of the overall voice market. According to TeleGeography, international VoIP traffic has grown from less than 10 million minutes in 1997 to 60.4 billion minutes in 2006.

Data Industry

The Internet is a global collection of tens of thousands of interconnected computer networks. A network generally must connect with other networks in order to send and receive data. In addition, online businesses and Internet service providers that rely on high-quality Internet service currently must purchase Internet capacity from, and interconnect to, multiple Internet network owners and Internet capacity resellers. As with the voice industry, the data industry is characterized by management of multiple direct interconnections, which results in high operating and infrastructure costs.

According to TeleGeography, the international data market is currently growing at over 40% per year driven by peer-to-peer networking and web browsing. Our current data offering includes an exchange for the buying and selling of internet capacity and services to enhance transit quality and reduce network cost. Given the high growth and term contracts associated with data services, we believe the data business provides a more predictable and stable revenue stream.

Traditional Communications Services Industry Business Practices

Communications services providers must access other networks to send and receive voice and data traffic. As the industry continues to fragment, establishing, managing and maintaining many direct interconnections has become cumbersome and expensive.

We believe both voice and data communications services providers typically buy and sell capacity based on a labor-intensive, costly, time-consuming and highly negotiated contractual process that leads to higher installation, network management, selling, legal, billing and collection costs.

We believe this traditional process can take several months from initial contact through the time of interconnection. In addition, the negotiated prices between the buyer and seller may become obsolete by the time the interconnection has been established or as market conditions change. Further, this direct process burdens the parties with numerous interconnections that must be managed and maintained.

As a result of these problems, we believe the global communications services industry benefits from our exchange, which provides a centralized, efficient platform for the trading, routing and settling of communications capacity in order to improve profitability and optimize network utilization.

Our Solution

We have created a global, automated, standardized, single center of commerce to trade, route and settle voice calls. Our exchange-based trading system permits buyers and sellers to transact business in a broad, liquid, open and transparent market, rather than on a one-to-one basis, and incorporates the following attributes:

Trade

- *Global access.* Our exchange provides members with access to capacity to every country in the world.
- *Single interconnection.* We currently have exchange delivery points, or EDPs, in New York, Los Angeles, Miami, London, Frankfurt and Hong Kong. Our members connect their networks to our EDPs through a local network provider or over the Internet using VoIP. Through a single interconnection to one of our EDPs, our members can seamlessly trade with and route to all other members on our exchange. Typically, the interconnection does not require a member to purchase new equipment or incur material expenses or time.
- *Easy-to-use.* Our members place orders through our easy-to-use, web-based trading platform.
- *Customized ordering.* The buyers on our exchange can prioritize their orders specifying the highest quality within their given price range, or the lowest price at their requested level of quality.
- *Market intelligence.* We provide our members with daily reports that detail quality, price, volume and cost savings information by destination relating to their account and across our entire exchange.
- *Neutrality.* Our exchange is neutral, which means that we favor neither buyers nor sellers.

Route

- *Patented automated order matching.* Using our proprietary software and patented processes, our trading platform automatically creates a routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically queried by our switches.
- *Automated delivery process.* When the buyer sends traffic to our exchange, our proprietary software automatically routes the traffic to the prioritized matched seller.
- *Standardized quality control.* We independently measure the quality of each seller's route and regularly update that rating on our trading platform.

Settle

- *Centralized settlement.* We provide a single invoice for all transactions on our exchange by each seller and buyer in the relevant settlement period.
- *Credit risk management.* We manage the credit risk of the buyers on our exchange through our arrangements with GMAC Commercial Finance LLC, or GMAC, and Silicon Valley Bank, or SVB, the netting of our members' buying and selling activity, prepayment programs, cash deposits and letters of credit. Every four hours, our CreditWatch system calculates a member's net trading balance against its credit line and automatically alerts the affected member and us as the member approaches target thresholds of its credit line. We utilize our CreditWatch system on a member-by-member basis. This enables us to monitor and better manage our credit exposure.

The Benefits of our Solution to our Exchange Members

Our exchange provides many benefits to our members. By trading, routing and settling voice calls and Internet capacity through our exchange, members can access multiple buyers and sellers, increase network utilization, achieve better pricing and improve profitability and cash flow by reducing the number of interconnections, reducing selling, legal, billing and collection expenses and virtually eliminating disputes and bad debt.

- *Benefits of a single interconnection.* By establishing a single interconnection to one of our six EDPs or connecting to our exchange over VoIP, and executing a standard membership agreement with us, communications services providers can gain immediate targeted access to and a link with hundreds of buyers and sellers. This replaces the lengthy, costly and highly negotiated process of searching for and interconnecting to other communications services providers on a one-to-one basis and managing these interconnections on an ongoing basis. Furthermore, by aggregating traffic through a single interconnection to our exchange, we believe that our members can improve their network utilization by increasing the traffic they buy and sell through their existing infrastructure.
- *Benefits of our trading platform and automatic routing.* We believe our buyers are able to lower their costs for voice capacity at their specified quality criteria because buyers have access to quality and price data of numerous sellers. We eliminate the need for buyers to independently assess the quality of each seller's network by providing a centralized and up-to-date source of quality ratings, enabling buyers to make quality comparisons between sellers' routes.
- *Benefits of our settlement and credit risk management features.* Our settlement procedures are standardized and centralized. We handle all invoicing for voice calls and Internet capacity sold on our exchange. Members receive a single payment or invoice from us reflecting net buying or selling activity on our exchange. This settlement reduces members' administrative costs and improves their working capital. We virtually eliminate bad debt exposure for sellers because we assume the credit risk of every transaction executed on our exchange. We pay our sellers regardless of whether we have collected payment from the buyers. We believe our standard settlement terms accelerate the payment and improve cash flow for our sellers.

Our Strategy

The key elements of our strategy are:

Expand our voice and data business through the following initiatives:

- *Increase participation on our exchange from existing members.* We believe our members benefit from economies of scale as they send more voice calls through our exchange allowing them to further reduce their expenses and reallocate resources. By demonstrating the cost savings of our exchange to senior management of our members, we believe members will increase their participation on our exchange.
- *Increase membership on our exchange.* We intend to continue to add members to our exchange in order to increase liquidity and volume. We are focusing our sales and marketing efforts on incumbent national carriers, regional Bell operating companies and competitive communications services providers in deregulated markets in North America, Western Europe, Asia, Latin America and the Middle East. We are also focusing our sales efforts on communications services providers that we believe are best positioned to add market share as minutes shift to wireless and VoIP, including wireless communications services providers, cable companies and VoIP service providers. In August 2006, we introduced an Associate Member program that enables members to participate in the exchange under a reduced fee structure. This program was responsible for an increase of 531 members from its introduction through December 31, 2007. As our membership increases, we expect the network effect of our exchange to attract even more buyers and sellers, which will further increase liquidity.
- *Growing the data business.* According to TeleGeography, the international data market is growing at over 40% per year, driven by peer-to-peer networking and web browsing. Our current data offering includes an exchange for the buying and selling of internet capacity and services to enhance transit quality. Given the term-based contracts associated with data services, we believe the data business provides a more predictable and stable revenue stream. We are focusing on growing our data business through incremental sales resources and potential investment in our data business infrastructure.
- *Develop, market and expand complementary services.* We plan to leverage our platform, intellectual property and long-term relationships to develop new products and services that enable our members to move more traffic to our platform and to manage the increased complexities of routing traffic across traditional and VoIP networks. In addition, these services allow us to help customers become more cost and operationally efficient, by, for example, reducing their number of bilateral agreements. We continue to develop AssuredAxcess, PrivateExchange and PeeringSolutions introduced in 2006, and in 2007 we introduced a Global Network Portability Query service and the supply of Dialing In Numbers (DIDs).

Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital media:

- We believe that we can leverage our web-based trading systems, intellectual property portfolio and operations support systems to allow trading, routing and settlement of other digital media and offer additional services. In August 2006, we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media.

Services

Overview of Products and Services

We offer the following services:

Voice Exchange

We operate the world's largest electronic marketplace for communications trading. Our online trading platform enables 990 fixed and mobile service providers to buy, sell, deliver and settle over 14 billion minutes per year.

PrimeVoice. PrimeVoice is our most dynamic service, rematching orders and updating a seller's quality profile every four hours. PrimeVoice allows our buyers and sellers to take full advantage of changes in quality and prices of voice traffic on our exchange every four hours.

SelectVoice. SelectVoice allows quality sensitive buyers to trade with the highest quality sellers. By requiring that the seller's quality remain constant over a four-day period, SelectVoice offers stable supply to our buyers.

DirectAxcess. Many members require direct connection to the owner of an in-country network for the termination of segments of their voice traffic. DirectAxcess gives members a direct connection to fixed and mobile networks. Buyers purchase routes directly from the network operators. Sellers earn a premium for selling direct access to their network or bilateral connections. Bid and ask orders remain matched, ensuring long-term termination to quality routes.

Caller Line Identification Screening. Caller Line Identification, or CLI, commonly referred to as caller ID, makes it easier for wireless phone users to initiate follow-up outgoing calls, which, in turn, increases overall wireless usage. As a result, global wireless communications services providers are requesting that all calls sent to their wireless users include CLI. Not all communications services providers that sell wireless terminations, however, can guarantee the CLI will be successfully sent with each initiated wireless call. Wireless phone calls that include CLI trade at a higher price than those without CLI. Our exchange can identify whether a wireless call contains CLI and then provide special handling to suit the buyer's requirements.

RapidClear. RapidClear is an accelerated settlement service we offer for a fee, where sellers can elect to be paid in advance of our standard settlement terms.

SoftSwitchAxcess. Our SoftSwitchAxcess service allows communications services providers, including non-members, to outsource switching and control routing. It also provides carriers with a secure platform to safeguard their commercial relationships and company information, and manage routes and rates simply with an advanced online interface. We charge customers either a per-minute fee or a per-circuit fee for this service.

Peering Solutions. Introduced in May 2006, Peering Solutions is a web-based number and partner management system that enables service providers to manage and share access to their VoIP or TDM-accessible phone numbers with their partners. PeeringSolutions integrates the SPIDER registry, the neutral, secure, industry-managed registry of service provider-controlled interconnects addressing information.

AssuredAxcess. Introduced in August 2006, AssuredAxcess is a service that automatically routes a buyer's call directly to its destination. Buyers do not manage orders as they do in our traditional exchanges. Calls are automatically distributed between selling members to achieve the highest possible performance and lowest cost targets. Rates are fixed for fifteen or thirty days.

PrivateExchange. Introduced in August 2006, PrivateExchange is an outsourced solution that allows communications services providers to manage their bilateral commercial agreements, including rate negotiations, while we manage routing, reporting, credit risk and settlement.

Global Number Portability. Introduced in late 2007, Global Number Portability Query Services allow a carrier to query our systems for information about the carrier currently serving an end customer in order to route and rate the call correctly.

Direct Inward Dialing Services. Introduced in mid 2007, the DID service allows a carrier to make use of telephone numbers from other regions or countries to supply to their VoIP customers.

Internet Exchange

We provide a leading marketplace for IP transit and paid peering. More than 200 Internet service providers ("ISPs") and content sites buy, sell, deliver and settle IP transit and peering.

OptimizedIP. Businesses currently buy Internet capacity on a best efforts basis. By automatically measuring and selecting the best performing Internet routes from each seller, OptimizedIP supports our quality sensitive buyers that want to maximize the quality of their Internet traffic within their price requirements. Offered as an exchange-based route control and optimization service, buyers of OptimizedIP establish a price limit for their Internet capacity on our exchange and we optimize a buyer's traffic by dynamically routing traffic across all of the sellers that meet the buyer's price criteria using our proprietary and patent pending route optimization technology.

SelectIP. Companies that sell Internet capacity do not deliver the same quality levels to every destination. SelectIP allows members to trade, route and settle traffic directed to a specific destination on the Internet or autonomous system number, or ASN. Buyers simply place ASN-specific bids on our exchange and choose from responding seller offers. SelectIP allows our members to purchase Internet capacity for specific ASNs for varying lengths of time.

PrimeIP. Today, businesses purchase Internet capacity in a highly manual process involving requests for proposals. PrimeIP automates the buying and selling of Internet capacity, allowing our members to trade, route and settle standard Internet capacity through an automated system. Buyers simply place a bid on our exchange and can choose from responding seller offers. PrimeIP allows our members to purchase Internet capacity for varying lengths of time.

Fee Revenue

We charge our members a variety of fees based on their membership, usage and subscriptions to our complementary services. Our members pay the following fees:

- *Trading fees.* Full members of our exchange and our SwitchAxcess customers are generally assessed minimum fees, payable monthly in advance, based on the size of their connections to our EDPs. These minimum fees provide these members with a fixed amount of trading volume at no additional charge. When a member trades above the allotted trading volume associated with its minimum fee, the member then generally pays an incremental per minute or per megabyte fee on all traffic above the usage minimum. We offer volume-based discounts on both the minimum capacity fees and per minute and per megabyte fees, and in certain instances we realize an additional fee representing the spread between the fixed rate and the ask price from the seller. Associate members are eligible to buy AssuredAxcess exclusively.
- *AssuredAxcess fees.* AssuredAxcess buyers pay rates that are fixed for fifteen or thirty days. We realize a fee as the spread between this fixed rate and the ask price from the seller.
- *Credit risk management fee.* Sellers pay a fixed percentage of their gross sales volumes for centralized invoicing, shorter settlement period and outsourced credit risk management services.
- *Membership fee.* New full members pay a membership fee to join our exchange.
- *Additional service fees.* In addition to the membership fee and access fees our members generally pay fees for using additional value-added services. Currently, these fees include:
    - *Inter-EDP.* Buyers located within one of our EDPs pay an additional fee if they trade with a seller located in another EDP.
    - *SelectRouting.* Members pay an additional per-minute fee for traffic traded through our SelectVoice services.

- *OptimizedRouting.* Members pay an additional per minute or per megabyte fee for traffic traded through our OptimizedVoice and OptimizedIP services.
- *DirectAxcess.* Members pay an additional per minute fee for traffic traded through our DirectAxcess service.
- *RapidClear.* Members who elect to be paid prior to our standard settlement terms pay an additional service fee based on the dollar value they have sold on our exchange.

Sales and Marketing

We market and sell our products and services through our direct sales force. We seek to expand the utilization of our exchange by our current members through account managers who are dedicated to specific customer accounts. Our sales team has extensive sales experience with a broad range of communications and technology companies and is located throughout the United States, Europe, Asia, Middle East and South America. Our sales process frequently involves a trial, where our members trade a small volume of traffic prior to trading larger volumes through our centralized exchange. With respect to our larger members, sales efforts are directed at multiple decision makers, frequently including senior corporate executives, chief information officers and vice presidents of procurement. We target our voice services sales efforts at the telecommunications industry, and, in particular, the market for international wire line, wireless and VoIP minutes.

Our marketing efforts are designed to drive awareness of our exchange and our service offerings and solutions. Our marketing activities include seminar programs, trade shows, web-site programs, public relations events, print advertising and direct mailings. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Technology

Our technology consists of an easy-to-use, web-based interface through which our members place buy and sell orders and an automated, scalable, patented and integrated trading platform to match, route and settle our members' trades. The software platform we use to provide for the delivery of traded capacity is proprietary to us and we have patented the process that matches buy and sell orders on our exchange and effect the delivery of traded capacity. We integrate our state-of-the-art database, financial, and customer-care software, server hardware and communications switches, signaling devices and VoIP gateways acquired from leading manufacturers with our proprietary trading platform to provide a full service solution handling trading, routing and settlement of voice and data services. Our technology consists of:

Customer interface

Our members access our exchange through an easy-to-use, web-based interface that allows them to place buy and sell orders that include quality and price parameters. Each member has its own dedicated, customizable trading environment that includes individualized traffic reports and online invoice access. Our member facing applications are run on state-of-the-art servers.

Automated trading and delivery platform

Our system automatically matches buy and sell orders on our voice exchange every four hours. Our trading platform automatically creates an individualized routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into an Arbinet-developed Service Control Point ("SCP"), which is queried on a call-by-call basis by our switches in order to determine the correct routing for that individual call or session. As a result, when a buyer sends a voice call or Internet traffic to our exchange, our systems can automatically determine which seller best meets the buyer's quality and price requirements and route the traffic to the appropriate seller. If the seller cannot terminate the voice call, our systems automatically forward that traffic to the next seller that meets the buyer's quality and price requirements. If no seller is able to accept the buyer's traffic, our systems automatically return the traffic to the buyer to try alternative service providers to complete the traffic.

Our systems automatically measure the seller's route quality based on traffic the seller has received through our exchange. When we match the buy and sell orders, our systems automatically update the seller's route quality rating. If the quality has declined below the buyer's requirements, the seller will be unmatched from that buyer. Our proprietary routing software automatically directs a buyer's traffic to the seller with the highest quality or lowest priced offer within the parameters selected by the buyer for the designated route.

Our systems automatically generate reports that summarize the total activity on our exchange and the buy and sell activity for specific members. These reports are useful to our members in determining the parameters within which they buy and sell minutes on our exchange.

State-of-the-art switches, VoIP gateways and Intelligence

Our members connect their networks to our state-of-the-art, packet-based switches and VoIP gateways using private or public interconnections. This interconnection enables us to route all traffic that is traded on our exchange under the control of our highly specialized SCP intelligence that is able to route traffic to the unique telephone number used by a service provider.

Standardized and centralized billing system

We use our proprietary operating support system to manage our billing and settlement functions. Our switches generate traffic records that are automatically sent to our proprietary rating software that adds the economic parameters of each minute or megabyte of capacity to the traffic detail record. The traffic detail record is then automatically sent to our billing system, which generates invoices that are posted on our website and notification is automatically emailed to our members.

Members

Our members consist primarily of communications services providers seeking to buy or sell communications capacity and include national, multinational and regional telecommunications carriers, wireless carriers, resellers and VoIP service providers. As of December 31, 2007, we had 990 members of voice on thexchange, compared to 693 members as of December 31, 2006, representing approximately a 43% increase. Our members include the world's ten largest international communications services providers. Our members traded approximately 14.4 billion minutes in 2007 and approximately 12.6 billion minutes in 2006, representing an increase of approximately 14%. No member in 2007 represented over 5% of our fee revenue and our top ten members represented, in the aggregate, approximately 17% of our revenue. As of December 31, 2007, we had 177 members of data on thexchange, compared to 153 members as of December 31, 2006.

Competition

Our members trade, route and settle voice calls and Internet capacity based on route quality and price through our automated trading platform, proprietary software and state-of-the-art facilities. We believe that we currently do not have any competitors who offer communications services providers the ability to trade, route and settle capacity based on quality and price in an automated, anonymous platform similar to ours. Although historically a number of companies attempted to provide similar functionality to communications services providers, many of these companies have either ceased related operations, or have become resellers of voice calls and/or Internet capacity. Although we believe that the network effect of our exchange and our intellectual property are significant barriers to entry into this business, new competitors may be able to create centralized trading solutions that replicate our business model, especially in the VoIP space.

Our voice and data businesses both compete with the legacy processes through which communications services providers buy, sell, route and settle their communications traffic directly, without the use of an exchange. These processes include, but are not limited to, existing interconnection agreements and physical interconnections with other communications services providers and incumbent relationships. Many of these companies have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting as members. Once communications services providers have established these business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business. In addition, since our exchange provides full disclosure of prices offered by participating sellers on an anonymous basis, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will "cannibalize" the greater profit-generating potential of their existing businesses, they may choose to withdraw from our exchange. If participants withdraw from our exchange in significant numbers, it could cause our exchange to fail and materially harm our business.

Broad Street Digital provides a content/license management and distribution platform for publishers and retailers of music. The service offerings include digital asset storage, encoding, distribution, rights management, reporting and settlement. There are a number of competitors that offer some or all of these services. Many of these companies have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting. We are exploring strategic alternatives for Broad Street Digital Ltd. and expect to divest the business in the second quarter of 2008.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. We cannot be certain that we will be able to compete successfully against current processes and future competitors, and competitive pressures faced by us could adversely affect our business.

Intellectual Property

Our success depends in part on our proprietary rights and technology. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights.

We have been issued 38 domestic and international patents, and have 22 further pending patent applications related, among others, to a process for clearing telecommunications trading transactions. These patents relate, among other things, to a process that collects requests to purchase and offers to sell telecommunications services, from buyers and sellers of such services, matches the offers and requests and delivers the traded telecom services between matched sellers and buyers.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Moreover, any issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product or service. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products or services and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our exchange.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology, in part, by confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our corporate partners, employees, consultants, advisors and others use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Arbinet® and Arbinet-thexchange® are registered trademarks of Arbinet-thexchange, Inc. Thexchange℠, voice on thexchange℠, OptimizedVoice℠, SelectVoice℠, PrimeVoice℠, DirectAxcess℠, AssuredAxcess℠, PrivateExchange℠, PeeringSolutions℠, data on thexchange℠, OptimizedIP℠, SelectIP℠, PrimeIP℠, SwitchAxcess℠, RapidClear℠, SoftSwitchAxcess℠, AxcessCode℠, AxcessRate℠, CreditWatch℠, Broad Street Digital℠ and rightsrouter® are service marks of Arbinet-thexchange, Inc. Our logos, trademarks and service marks are the property of Arbinet-thexchange, Inc.

Employees

As of December 31, 2007, we had 137 employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Our Executive Officers

The following table identifies our executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
William M. Freeman[(1)]	55	President and Chief Executive Officer and Director	November 2007
John B. Wynne, Jr.[(2)]	46	Chief Financial Officer	October 2006
Curt R. Koeppen .[(3)]	59	Chief Marketing Officer	December 2007
Peter P. Sach[(4)]	48	Chief Operating Officer	December 2007
W. Terrell Wingfield, Jr.[(5)]	55	General Counsel and Secretary	September 2006

(1) William "Bill" M. Freeman has been our President and Chief Executive Officer since November 2007. Mr. Freeman also served as Chief Executive Officer and a director of Leap Wireless International, Inc. from May 2004 to February 2005 and as President of the Public Communications Group of Verizon Communications Inc. from 2000 to February 2004. Mr. Freeman served as President and Chief Executive Officer of Bell Atlantic-New Jersey from 1998 to 2000, President and Chief Executive Officer of Bell Atlantic-Washington, D.C. from 1994 to 1998, and in a number of other executive and management positions at Verizon beginning in 1974. Mr. Freeman serves as a director of CIT Group Inc., a director and chairman of Terrestar Corp. (previously Motient Corp.), and a director of Value Added Holdings, Inc., a privately held communications company. Mr. Freeman is a founder and co-owner of Synthesis Security LLC. Mr. Freeman serves on the Board of Trustees of Drew University. Mr. Freeman received a B.A. in Economics from Drew University and an M.B.A. from the Rutgers University.

(2) John "Jack" B. Wynne, Jr. has been our Chief Financial Officer since October 2006. From July 2006 to October 2006 he served as our Vice President of Finance. Mr. Wynne has also been a Partner in the New York practice of Tatum, LLC, an executive services and consulting firm, since October 2005. From December 2004 to October 2005, Mr. Wynne served in various private consulting roles. From December 2002 until April 2003, Mr. Wynne served as Chief Executive Officer and Chief Financial Officer of PromptCare Acquisition Corp. In April 2003, PromptCare Acquisition Corp. acquired The PromptCare Companies, Inc., and Mr. Wynne served as Chief Executive Officer and Chief Financial Officer of The PromptCare Companies, Inc. until November 2004. From June 2000 to July 2000 he was Vice President of Allied International Healthcare and from August 2000 to November 2002, he was Chief Financial Officer of

Allied International Healthcare. From August 1996 to May 2000, Mr. Wynne served as Vice-President and then as Chief Financial Officer of Wassall USA, Inc. Prior to that Mr. Wynne worked at Coopers & Lybrand LLP, the predecessor to PricewaterhouseCoopers LLP, where he was an audit senior manager. Mr. Wynne received a B.S. degree from the University of Connecticut.

(3) Curt R. Koeppen has been our Chief Marketing Officer since December 2007. From January 2004 to November 2007, Mr. Koeppen served as Vice President of Capitol Management Partners. Mr. Koeppen previously served as Senior Technical Director of Broadband Access for AOL Time Warner from September 2000 to September 2003. Mr. Koeppen received a B.S.C.E. and an M.S.C.E. from the New Jersey Institute of Technology.

(4) Peter P. Sach has been our Chief Operating Officer since December 2007. From April 2004 to December 2007, he served as our Chief Information Officer and Senior Vice President of Operations. From July 2001 to April 2004, he served as our Chief Administrative Officer and Treasurer. From March 2001 to July 2001, he served as Managing Director for Reo Consulting Group, LLC, a management consulting company. Prior to that, from March 2000 to March 2001, he served as Chief Operating Officer for OnTera Broadband, Inc. From June 1999 to March 2000, he served as Senior Vice President, Systems Development and Administration for AT&T Broadband Services. From August 1998 to June 1999, Mr. Sach was the Vice President Strategic Sales for AT&T Business Services. Prior to that, from August 1986 to August 1998, Mr. Sach held various positions at Teleport Communications Group. Mr. Sach received a B.S. degree from State University College of New York at Fredonia.

(5) W. Terrell "Terry" Wingfield, Jr. has been our General Counsel and Secretary since September 2006. From October 2005 until his appointment as our General Counsel and Secretary, Mr. Wingfield had been Corporate Vice President of Business Development at Current Communications Group, LLC. From September 2004 until October 2005, he was a Principal with River Park Consulting, LLC. From November 2002 until August 2004, he was Executive Vice President, General Counsel and Corporate Secretary of RCN Corporation, and from October 2000 until November 2002 he was Senior Vice President, General Counsel and Secretary of Velocita Corp. Mr. Wingfield received a B.B.A. in Finance from the University of Georgia and a J.D. from the Walter F. George School of Law at Mercer University.

None of our executive officers is related to any other executive officer or to any of our Directors. Our executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Available Information

We make available the following public filings with the Securities and Exchange Commission free of charge through our Web site at www.arbinet.com as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission:

- our Annual Reports on Form 10-K and any amendments thereto;
- our Quarterly Reports on Form 10-Q and any amendments thereto; and
- our Current Reports on Form 8-K and any amendments thereto.

In addition, we make available our code of business conduct and ethics free of charge through our Web site. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the NASDAQ Global Market by filing such amendment or waiver with the Securities and Exchange Commission and posting it on our Web site.

No information on our Web site is incorporated by reference into this Annual Report on Form 10-K or any other public filing made by us with the Securities and Exchange Commission.

Item 1A. Risk Factors

If any of the following risks occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline.

Risks Related to Our Business

We have a limited operating history as a company and as an exchange for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our operations in November 1996. In October 1999, we discontinued some of our previous operations, which involved the sale and rental of telecommunication equipment and operating international routes, and modified our business strategy to focus exclusively on our Internet-based exchange for long-distance voice calls. In the second quarter of 2004, we introduced our exchange-based system for buying and selling Internet capacity. In 2006, we introduced a number of new products, including AssuredAxcess, PrivateExchange and Peering Solutions. In August 2006 we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media, and in December 2006, we acquired Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution, which we have subsequently announced the Company is seeking to divest. In 2007, we introduced our GNPC Query Service and DID exchange.

We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

- generate sufficient usage of our exchange by our members;
- maintain and attract a sufficient number of members to our exchange to sustain profitability;
- execute our business strategy successfully, including successful execution of our Internet capacity business;
- manage our expanding operations;
- upgrade our technology, systems and network infrastructure to accommodate increased traffic and transaction volume and to implement new features and functions; and
- achieve adoption by having customers and potential customers use our new products and services.

Our failure to overcome these risks and difficulties and the general risks and difficulties frequently encountered by early stage companies could impair our ability to expand our business, continue our operations or raise capital.

We have incurred a cumulative loss since inception and if we do not generate significant revenues, we may not return to profitability.

We have incurred significant losses since our inception in November 1996. At December 31, 2007, our accumulated deficit was approximately $96.9 million. We incurred a net loss of $0.4 million and a net income of $9.7 million for the years ended 2006 and 2005 respectively, and we incurred a net loss of $6.9 million for the year ended December 31, 2007. We expect to incur significant future expenses, particularly with respect to the development of new products and services, deployment of additional infrastructure, divestiture of Broad Street Digital and expansion in strategic global markets. To return to profitability, we must continue to increase the usage of our exchange by our members and attract new members in order to improve the liquidity of our exchange. We must also deliver superior service to our members, mitigate the credit risks of our business, develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to return to profitability on a quarterly or annual basis. A large portion of our fee revenues is derived from fees that we charge our members on a per-minute and per-megabyte basis. Therefore, a general market decline in the price for voice calls and Internet capacity may adversely affect the fees we charge our members in order to keep or increase the volume of member business and could materially impact our future revenues and profits. Our failure to return to profitability would depress the market price of our common stock and could impair our ability to expand our business, diversify our product and service offerings or continue our operations.

Our members may not trade on our exchange or utilize our other services due to, among other things, the lack of a liquid market, which may materially harm our business. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Traditionally, communications services providers buy and sell network capacity in a direct, one-to-one process. Our members may not trade on our exchange unless it provides them with an active and liquid market. Liquidity depends upon the number of buyers and sellers that actively trade on a particular communications route. Our ability to increase the number of buyers that actively trade on our exchange will depend on, among other things, the willingness and ability of prospective sellers to satisfy the quality criteria imposed by prospective buyers, and upon the increased participation of competing sellers from which a buyer can choose in order to obtain favorable pricing, achieve cost savings and consistently gain access to the required quality services. Our ability to increase the number of sellers that actively trade on our exchange will depend upon the extent to which there are sufficient numbers of buyers available to increase the likelihood that sellers will generate meaningful sales revenues. Alternatively, our members may not trade on our exchange if they are not able to realize significant cost savings. This may also result in a decline in trading volume and liquidity of our exchange. Trading volume is additionally impacted by the mix of hundreds of geographic markets traded on the exchange. Each market has distinct characteristics such as price and average call duration. Declines in the trading volume on our exchange would result in lower revenues to us and would adversely affect our profitability because of our predominantly fixed cost structure. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Our members may not trade on our exchange, because such members may conclude that our exchange will replace their existing business at lower margins.

If our exchange continues to be an active, liquid market in which lower-priced alternatives are available to buyers, sellers may conclude that further development of our exchange will erode their profits and they may stop offering communications capacity on our exchange. Since our exchange provides full disclosure of prices offered by participating sellers, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will "cannibalize" the greater profit-generating potential of their existing business, they may choose to withdraw from our exchange, which ultimately could cause our exchange to fail and materially harm our business.

Our standard member enrollment cycle can be long and uncertain and may not result in revenues.

Our member enrollment cycle for full membership on the exchange can be long, and may take up to 12 months or even longer from our initial contact with a communications services provider until that provider signs our membership agreement. Because we offer a new method of purchasing and selling international long-distance voice calls and Internet capacity, we must invest a substantial amount of time and resources to educate services providers regarding the benefits of our exchange. Factors that contribute to the length and uncertainty of our member enrollment cycle and that may reduce the likelihood that a member will purchase or sell communications traffic through our exchange include:

- the strength of pre-existing one-to-one relationships that prospective members may already have with their communications services providers;

- existing incentive structures within our members' organizations that do not reward decision-makers for savings achieved through cost-cutting;
- the experience of the trial trading process by prospective members; and
- an aversion to new methods for buying and selling communications capacity.

If we fail to enroll new members, we may not increase our revenues, which would adversely affect our business, financial condition and results of operations.

Until 2002, our operations had been cash flow negative and we depended on equity financings and credit facilities to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Until the year ended December 31, 2002, we experienced negative operating cash flow and depended upon equity financings, as well as borrowings under our credit facilities, to meet our cash requirements in each annual period since we began our operations in November 1996. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, cash, cash equivalents and short-term investments. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may be required to borrow under our credit facilities or seek additional financing sooner than anticipated.

Our current credit facility with Silicon Valley Bank, or SVB, expires on November 28, 2008. Even though we expect to extend the expiration date on this facility, we may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product or service candidates or products or services, which we would otherwise pursue on our own. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan. As a result, our business, results of operations and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

Our settlement procedures subject us to financial risk on all receivables not accepted by GMAC or Silicon Valley Bank under our credit arrangements or covered by our other methods of managing our credit risk. In addition, we may elect to forego potential revenues to avoid certain credit risks.

Under our settlement procedures, we pay a seller on our exchange the net sales price, or the total amount sold by a member less the amount purchased by that member in a given period, for its trading activity. We may not, however, collect the net sales price from the buyers on our exchange until after we have paid the sellers. We have established credit risk assessment and credit underwriting services with each of GMAC and SVB, which protect us from credit losses in the event of nonpayment due to bankruptcy. We are subject to financial risk for any nonpayment by our buyers for receivables that GMAC and/or SVB do not accept. We seek to mitigate that risk by evaluating the creditworthiness of each buyer prior to its joining our exchange, as well as requiring deposits, letters of credit or prepayments from some buyers. We also manage our credit risk by reducing the amount owed to us by our buying members by netting the buy amount and the sell amount for each member on our exchange. In 2007, approximately 87% of our trading revenues were covered by our third party credit agreements, netting, prepayments or other cash collateral, of which our third party credit underwriters covered 41%. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the future, we may elect to increase the amount of credit we extend to our customers we deem creditworthy in order to reduce our credit underwriting costs. If buyers fail to pay us for any reason and we have not been able or have elected not to secure credit risk protection with respect to these buyers, our business could be adversely affected. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues that could materially affect our results of operations.

We are exposed to the credit risk of our members not covered by our credit management programs with third parties, which could result in material losses to us.

There have been adverse changes in the public and private equity and debt markets for communications services providers that have affected their ability to obtain financing or to fund capital expenditures. In some cases, the significant debt burden carried by certain communications services providers has adversely affected their ability to pay their outstanding balances with us and some of our members have filed for bankruptcy as a result of their debt burdens, making us an unsecured creditor of the bankrupt entity. Although these members may emerge from bankruptcy proceedings in the future, a bankruptcy proceeding can be a slow and cumbersome process and creditors often receive partial or no payment toward outstanding obligations. Furthermore, because we are an international business, we may be subject to the bankruptcy laws of other nations, which may provide us limited or no relief. Even if these members should emerge from bankruptcy proceedings, the extent and timing of any future trading activity is uncertain.

In addition, because we generally pay the sellers on our exchange and then seek payment from the buyers on our exchange, a bankruptcy court may require us to return the funds received from a buyer if we, and not our sellers, are deemed to have received a preferential payment prior to bankruptcy. Although we have credit risk programs in place to monitor and mitigate the associated risks, including our arrangements with GMAC and SVB and our policy of netting a member's buy and sell transactions on our exchange, we do not always utilize these programs for certain members and, in such instances, these programs are not effective in eliminating or reducing these credit risks to us.

We have experienced losses due to the failure of some of our members to meet their obligations and then subsequently seeking protection of applicable bankruptcy laws. Although these losses have not been significant to date, future losses, if incurred, could be significant and could harm our business and have a material adverse effect on our operating results and financial condition.

We may not be able to effectively manage the pricing risk in our AssuredAxcess service, which could result in significant losses to us.

With our AssuredAxcess service, we may offer our customers a fixed rate for specific markets for a set duration. We may assume the risk on the price of the minute and we may not be able to secure the prices from sellers to ensure we do not lose money on the minutes purchased by the buyers through the AssuredAxcess service. We could incur significant losses related to having a higher cost of minutes sold in relation to the price offered to the buyer of this service.

If we are not able to retain our current senior management team or attract and retain qualified technical and business personnel, our business will suffer.

We are dependent on the members of our senior management team, in particular, William M. Freeman, our President and Chief Executive Officer, for our business success. Our employment arrangements with Mr. Freeman and our other executive officers are terminable on short notice or no notice. We do not carry key man life insurance on the lives of any of our key personnel. The loss of any of our executive officers would result in a significant loss in the knowledge and experience that we, as an organization, possess and could significantly affect our current and future growth. In addition, our growth will require us to hire a significant number of qualified technical and administrative personnel. There is intense competition for human resources, including management, in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful operation and growth of our exchange. The loss of the services of key personnel or the inability to attract new employees when needed could severely harm our business.

The market for our services is competitive and if we are unable to compete effectively, our financial results will suffer.

We face competition for our voice trading services from communications services providers' legacy processes and new companies that may be able to create centralized trading solutions that replicate our voice trading platform or circumvent our intellectual property. These companies may be more effective in attracting voice traffic than our exchange.

We may face a new set of competitors as we launch new products and services. Our PrivateExchange and AssuredAxcess solutions may compete with communications services providers' legacy processes, with communications services providers themselves and potentially other companies that provide software and services to communications services providers. Our VoIP PeeringSolutions may compete with other companies trying to create solutions that help communications service providers and corporations that manage traffic across traditional and VoIP networks.

We may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully with these new competitors. These new competitors may be able to develop services or processes that are superior to our services or processes or that achieve greater industry acceptance or that may be perceived by buyers and sellers as superior to ours. Where we compete with legacy processes, it may be particularly difficult to convince customers to utilize our exchange or replace or limit their existing ways of conducting business. This competition may lead to reduced expected revenues, failure to meet projections, unexpected expenses and may have a significant adverse effect on our business, financial condition and operating results.

We face competition for our data trading services from Internet service providers and Internet capacity resellers. In addition, software-based, Internet infrastructure companies focused on Internet protocol route control products may compete with us for business. Furthermore, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our data services.

Some of our current and potential competitors may have greater financial resources than we do and may have the ability to adopt aggressive pricing policies. In addition, many of these companies have longer operating histories and may have significantly greater technical, marketing and other resources than we do and may be able to better attract the same potential customers that we are targeting. Once customers have established business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business.

We expect competition to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors may be able to develop services or processes that are superior to our services or processes or that achieve greater industry acceptance or that may be perceived by buyers and sellers as superior to ours.

Future governmental regulations may adversely affect our business.

The communications services industry is highly regulated in the United States and in foreign countries. Our business may become subject to various United States, United Kingdom and other foreign laws, regulations, agency actions and court decisions. The Federal Communications Commission, or FCC, has jurisdiction over interstate and international communications in the United States. The FCC currently does not regulate the services we offer. If, however, the FCC determined, on its own motion or in response to a third party's filing, that it should regulate our services and that certain of our services or arrangements require us to obtain regulatory authorizations, the FCC could order us to make payments into certain funds supported by regulatory entities, require us to comply with reporting and other ongoing regulatory requirements and/or fine us. Our growth strategy may include activities that will subject us to certain regulation by the FCC. We are currently not regulated at the state level, but could be subjected to regulation by individual states as to services that they deem to be within their jurisdiction.

In addition, like many businesses that use the Internet to conduct business, we operate in an environment of tremendous uncertainty as to potential government regulation. We believe that we are not currently subject to direct regulation of the services that we offer other than regulations generally applicable to all businesses. However, governmental agencies have not yet been able to adapt all existing regulations to the Internet environment. Laws and regulations may be introduced and court decisions reached that affect the Internet or other web-based services, covering issues such as member pricing, member privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security. In addition, because we offer our services internationally, foreign jurisdictions may claim that we are subject to their regulations. Any future regulation may have a negative impact on our business by restricting our method of operation or imposing additional costs. Further, as a company that conducts a portion of our business over the Internet, it is unclear in which jurisdictions we are actually conducting business. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines or penalties, and could result in our inability to enforce contracts in that jurisdiction. Any of these government actions could have a material adverse effect on our business.

Expanding and maintaining international operations will subject us to additional risks and uncertainties.

We expect to continue the expansion of our international operations, which will subject us to additional risks and uncertainties. Although we have established EDPs in New York City, Los Angeles, London, Frankfurt, Miami and Hong Kong, we intend to expand our presence. Foreign operations are subject to a variety of additional risks that could have an adverse effect on our business, including:

- difficulties in collecting accounts receivable and longer collection periods;
- changing and conflicting regulatory requirements;
- potentially adverse tax consequences;
- tariffs and general export restrictions;
- difficulties in integrating, staffing and managing foreign operations;
- political instability;
- seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
- the impact of local economic conditions and practices;
- potential non-enforceability of our intellectual property and proprietary rights in foreign countries; and
- fluctuations in currency exchange rates.

Our inability to manage these risks effectively could adversely affect our business, financial condition and operating results.

The future market for our new products and services, and, therefore, the revenues from these new products and services, cannot be predicted with certainty.

The market for our new products and services might develop more slowly or differently than we currently anticipate, if at all. Our members and potential customers may decide that these new products and services do not meet their requirements or may not be willing to purchase them at the prices we seek to charge. Even if the market for these new products and services develops, our offerings may not achieve widespread acceptance. We may be unable to successfully and cost-effectively market and sell the services we offer to a sufficiently large number of members.

Some of the new products and services, such as VoIP Peering, are intended to help communications services providers manage the complexities of routing traffic across traditional and VoIP networks. We may develop VoIP solutions that do not meet the requirements of our potential customers. We may not predict properly all of the requirements related to the technology, market adoption of the new technology and the requirements for new products and services related to the new technology.

Our pricing in our current exchange and new products and services may not be sustainable and may decline over time.

As prices for international long-distance minutes continue to decline, we may need to charge our members less for utilization of our services. We may also need to reduce our prices to drive incremental minutes on our exchange. As we have a predominantly fixed-price operating cost structure, we believe we should be implementing pricing programs that maximize the volume and aggregate fee revenues to our exchange. We continue to explore additional volume discounting programs and alternative pricing programs to drive overall fee revenues. Our fee revenue per minute may decline in the coming quarters as we explore these pricing initiatives. We cannot be certain that our pricing programs will drive significant enough increases in volume to offset the price reduction and, therefore, our aggregate fee revenues could decline due to these pricing programs.

We may not have the expertise and personnel to succeed in these new markets.

We have identified potential opportunities in digital media, advertising, and certain mobile content markets to leverage our platform that we intend to pursue. These new markets may require a significant financial and personnel investment to create a viable product and we may not have the expertise, personnel or other resources to succeed in these markets. There is no guarantee that we will be able to find the appropriate candidates that will help us develop and launch these new products and services. If we are unable to hire appropriate candidates and to create and market a viable product, these investments may lead to reduced expected revenues, failure to meet projections, unexpected expenses and may have a significant adverse effect on our business, financial condition and operating results.

Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

We may in the future acquire complementary companies, products and technologies. Such acquisitions involve a number of risks, which may include the following:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business;
- we may have difficulty incorporating and integrating acquired technologies into our business;
- we may face patent infringement risks associated with the sale of the acquired company's products;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may subject us to additional telecommunications regulations;
- an acquisition may result in litigation from terminated employees of the acquired business or third parties; and
- we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may materially and adversely affect our business and operations.

Material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on our business, financial condition or results of operations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report of management's assessment of the design and effectiveness of our internal control over financial reporting as part of our Annual Report on Form 10-K filed with the Securities and Exchange Commission. Our independent auditors are required to report on the effectiveness of internal control over financial reporting. Our management is also required to report on the effectiveness of our disclosure controls and procedures. As disclosed in Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 our management identified a material weakness in internal control over financial reporting and, accordingly, determined that internal control over financial reporting was not effective at December 31, 2005. Such material weakness and deficiencies in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on our business, financial condition or results of operations. Further, if we do not remediate any known material weakness, we could be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, we could fail to timely meet our regulatory reporting obligations, or investor perceptions could be negatively affected; each of these potential consequences could have an adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Technology

System failures, human error and security breaches could cause us to lose members and expose us to liability.

The communications services providers that use our exchange depend on us to accurately track, rate, store and report the traffic and trades that are conducted on our exchange. Software defects, system failures, natural disasters, human error and other factors could lead to inaccurate or lost information or the inability to access our exchange. From time to time, we have experienced temporary service interruptions. These interruptions may occur in the future. Our systems could be vulnerable to computer viruses, physical and electronic break-ins and third party security breaches. In a few instances, we manually input trading data, such as bid and ask prices, at the request of our members, which could give rise to human error and miscommunication of trading information and may result in disputes with our members. Any loss of information or the delivery of inaccurate information due to human error, miscommunication or otherwise or a breach or failure of our security mechanisms that leads to unauthorized disclosure of sensitive information could lead to member dissatisfaction and possible claims against us for damages. Our failure to maintain the continuous availability of our exchange for trading, to consistently deliver accurate information to members of our exchange or to maintain the security of their confidential information could expose us to liability and materially harm our business.

Undetected defects in our technology could adversely affect our operations.

Our technology is complex and is susceptible to errors, defects or performance problems, commonly called "bugs." Although we regularly test our software and systems extensively, we cannot ensure that our testing will detect every potential error, defect or performance problem.

Any such error, defect or performance problem could have an adverse effect on our operations. Members and potential members of our exchange may be particularly sensitive to any defects, errors or performance problems in our systems because a failure of our systems to accurately monitor transactions could adversely affect their own operations.

If we do not adequately maintain our members' confidential information, we could be subject to legal liability and our reputation could be harmed.

Any breach of security relating to our members' confidential information could result in legal liability to us and a reduction in use of our exchange or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from buyers and sellers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence within buyer and seller organizations.

We currently have practices, policies and procedures in place to ensure the confidentiality of our members' information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our members may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our members' confidential information, some of our members could end their business relationships with us and we could be subject to legal liability.

We may not be able to keep pace with rapid technological changes in the communications services industry.

The communications services industry is subject to constant and rapid technological changes. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet been developed for the technologies that we employ. New services and technologies may be superior to our services and technologies, or may render our services and technologies obsolete.

To be successful, we must adapt to and keep pace with rapidly changing technologies by continually improving, expanding and developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to respond to technological advances, meet the evolving needs of members and prospective members and conform to emerging industry standards on a cost-effective and timely basis, if implemented. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies. Failure to do so may materially harm our business.

Any failure of our physical infrastructure could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing members with highly reliable service. We must protect our infrastructure and the equipment of our members located in our EDPs. Our EDPs and the services we provide are subject to failure resulting from numerous factors, including:

- human error;
- physical or electronic security breaches;
- fire, earthquake, flood and other natural disasters;

- water damage;
- power loss; and
- terrorism, sabotage and vandalism.

Problems at one or more of our EDPs, whether or not within our control, could result in service interruptions or significant equipment damage. Any loss of services, equipment damage or inability to terminate voice calls or supply Internet capacity could reduce the confidence of our members and could consequently impair our ability to obtain and retain members, which would adversely affect both our ability to generate revenues and our operating results.

Our business could be harmed by prolonged electrical power outages or shortages or general availability of electrical resources.

Our EDPs are susceptible to electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in California during 2001 and in the Northeast in 2003, and limitations, especially internationally, of adequate power resources. We attempt to limit exposure to system downtime by housing our equipment in data centers, and using backup generators and power supplies. Power outages that last beyond our backup and alternative power arrangements could harm our members and our business.

The inability to expand our systems may limit our growth.

We seek to generate a high volume of traffic and transactions on our exchange. The satisfactory performance, reliability and availability of our processing systems and network infrastructure are critical to our reputation and our ability to attract and retain members. Our revenues depend primarily on the number and the volume of member transactions that are successfully completed. We need to expand and upgrade our technology, systems and network infrastructure both to meet increased traffic and to implement new features and functions. We may be unable to project accurately the rate or timing of increases, if any, in the use of our services or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

We use internally custom-developed systems to process transactions executed on our exchange, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our exchange. In addition, we may add new features and functionality to our services that may result in the need to develop or license additional technologies. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of member support, impaired quality of the members' experiences of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

Our business is dependent on the development and maintenance of the Internet infrastructure.

The success of our exchange will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by an increased number of users or bandwidth requirements or by "viruses," "worms" and similar programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing of transactions on our exchange.

Risks Relating to Patents and Proprietary Information

If we are not able to obtain and enforce patent protection for our methods and technologies, our ability to successfully operate our exchange and commercialize our product and service candidates will be harmed and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or have purchased under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies, and some of the protections for our proprietary methods and technologies may not be recognized in all jurisdictions. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our exchange or commercialize our product and services candidates.

Our strategy depends in part on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent, which we have licensed, or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims and pay damages (potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights). In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our exchange or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our exchange or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our exchange or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we could incur substantial costs, substantial liability for damages and be required to cease operation of our exchange or our product and services commercialization efforts.

We may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation could divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations, including the commercialization of our products and services.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey, where we lease approximately 11,500 square feet of office space.

Our leased properties:

Location	Approximate Area (in sq. feet)	Use	Lease Expiration Date
New Brunswick, New Jersey	11,500	Administrative Office	April 30, 2013
New York, New York	22,896	EDP	July 31, 2015
Los Angeles, California	16,089	Vacant; Old EDP Site	July 10, 2008
Los Angeles, California	12,162	EDP	July 31, 2010
Herndon, Virginia	36,463	Operations Center	June 1, 2010
London, United Kingdom	7,418	EDP, Trading and Sales	March 31, 2008
London, United Kingdom	1,488	EDP	October 22, 2017

In addition, we lease circuit capacity from other communications services providers to support our EDPs in Miami, Florida, London, United Kingdom, Frankfurt, Germany and Hong Kong, China. As part of our agreements with these communications services providers, they provide us with our physical connection point in those markets.

We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3. Legal Proceedings

The litigation process is inherently uncertain, and we cannot guarantee that the outcomes of the following proceedings and lawsuits will be favorable for us or that they will not be material to our business, results of operations or financial position. However, the Company does not currently believe that these matters will have a material adverse effect on our business, results of operations or financial position.

World Access Proceeding

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group (collectively "the Debtors"), filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855. The Debtors claim that such payments were preferential transfers under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys' fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors' claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors' preference complaints in the case have been continued. In September 2004, the Debtors confirmed a Plan of Liquidation that created a trust to proceed with liquidating avoidance actions. The Trustee has been substituted as the Plaintiff in all avoidance actions. The next status hearing in the case is scheduled for April 9, 2008. No trial date has been set.

World-Link Proceeding

On December 15, 2005, we filed a patent infringement lawsuit against World-Link Telecom, Inc. in the U. S. District Court in the Eastern District of New York. We assert that World-Link has infringed three of our U.S. patents relating to the trading of telecommunications capacity, namely, U.S. Patent Nos. 6,226,365; 6,442,258; and 6,542,588. By our Complaint, we seek damages and injunctive relief.

World-Link filed its Answer and Counterclaims to the Complaint on January 23, 2006. By its Answer, World-Link denied our infringement allegations and asserted that the claims of the patents in suit are invalid. World-Link also asserted a counterclaim for declaratory judgment that it did not infringe the patents in suit and that the patents in suit were invalid, and counterclaims for tortuous interference with contractual relations and monopolization or attempted monopolization under Section 2 of the Sherman Act.

On April 5, 2007, World-Link filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the US Bankruptcy Court, District of New Jersey, and we served a new complaint on the World-Link affiliates. The parties entered into a Stipulation of Settlement resolving this matter, and an order was entered in the US Bankruptcy Court, District of New Jersey approving the settlement on November 20, 2007.

Item 4. Submission of Matter to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Our Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Our common stock is quoted on the NASDAQ Global Market under the symbol "ARBX." We began trading on the Nasdaq National Market on December 16, 2004. The following table sets forth the range of high and low sale prices for our common stock as reported on the NASDAQ Global Market for the period indicated below.

Quarter Ended	High	Low	Cash Dividend Per Share
March 31, 2006	$7.50	$6.06	N/A
June 30, 2006	$8.74	$4.90	N/A
September 30, 2006	$5.85	$4.08	N/A
December 31, 2006	$6.36	$4.98	N/A
March 31, 2007	$6.80	$5.40	N/A
June 30, 2007	$6.63	$5.52	N/A
September 30, 2007	$6.26	$4.84	N/A
December 31, 2007	$6.10	$5.33	N/A

As of March 1, 2008, the approximate number of holders of record of our common stock was 85.

On February 28, 2008, we announced that our Board of Directors approved a special one-time cash distribution of $0.40 per share. The aggregate total distribution is estimated to approximate $10.1 million based on approximately 25.4 million shares outstanding as of February 28, 2008. The special cash distribution will be paid on March 28, 2008 to record holders of our common stock as of the close of business on March 12, 2008. The special cash distribution replaces our existing $15.0 million stock repurchase plan, previously announced on June 11, 2007, under which we repurchased approximately 835,000 shares. The stock repurchase plan was terminated.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

(b) Use of Proceeds from Registered Securities

On December 21, 2004, we sold 4,233,849 shares of our common stock in connection with the closing of our initial public offering. The Registration Statement on Form S-1 (Reg. No. 333-117278) we filed to register our common stock in the offering was declared effective by the Securities and Exchange Commission on December 16, 2004.

After deducting expenses of the offering, we received net offering proceeds of approximately $66.6 million. We used approximately $15.2 million of our net proceeds to redeem the outstanding shares of our Series B and Series B-1 preferred stock and approximately $10.0 million to repay principal and interest outstanding under our credit facility with SVB. Approximately $40.0 million of the net proceeds of the offering were invested in investment-grade marketable securities within the guidelines defined in our investment policy

(c) The following table provides information as of and for the quarter ended December 31, 2007 regarding shares of the Company's common stock that were repurchased under the Company's stock repurchase program (the "Repurchase Plan").

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
				(in thousands, except per share data)
Repurchase Plan (1)				
Balance at beginning of period	349,719	$5.85	349,719	$13,087
10/1/07 – 10/31/07	66,858	5.85	66,858	12,696
11/1/07 – 11/30/07	53,600	5.80	53,600	12,385
12/1/07 – 12/31/07	46,901	5.93	46,901	12,106
Total	517,078	$5.59	517,078	$12,106

1) The Repurchase Plan was adopted and announced on June 11, 2007. The Repurchase Plan authorized the repurchase of up to $15.0 million of our common stock at any time and from time to time. The share repurchases may be made at management's discretion in the open market in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price, and other factors. We hold the repurchased shares as treasury stock. The Repurchase Plan was terminated on February 26, 2008.

Dividends

On February 28, 2008 we announced that our Board of Directors had approved a special one-time cash distribution of $0.40 per share. The aggregate total distribution is estimated to approximate $10.1 million based on approximately 25.4 million shares outstanding as of February 28, 2008. The special cash distribution will be paid on March 28, 2008 to record holders of our common stock as of the close of business on March 12, 2008. Other than this one-time cash distribution, we do not currently anticipate paying any cash dividends in the foreseeable future.

Item 6. Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial information for 2005, 2006 and 2007 should be read in conjunction with the Consolidated Financial Statements and the Notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands, except per share data)				
Statements of Operations Data:					
Trading revenues	$369,990	$475,231	$481,607	$495,115	$483,891
Fee revenues	33,959	44,734	48,848	47,863	50,146
Total revenues	403,948	519,966	530,455	542,978	534,037
Cost of trading revenues	369,972	474,916	481,200	495,159	484,116
	33,976	45,049	49,255	47,819	49,921
Costs and expenses:					
Operations and development	10,882	13,614	15,888	17,554	21,339
Sales and marketing	4,713	5,674	7,660	8,126	9,414
General and administrative	9,588	9,345	11,624	16,189	15,297
Depreciation and amortization	7,204	9,266	8,865	6,954	8,014
Severance charges	—	—	—	320	1,318
Restructuring/impairment	—	3,675	(2,673)	—	1,657
Reserve for litigation	—	—	—	507	1,940
Total costs and expenses	32,386	41,574	41,364	49,650	58,979
Income (loss) from operations	1,590	3,475	7,890	(1,831)	(9,058)
Interest income	342	287	1,780	3,135	2,746
Interest expense	(1,968)	(4,279)	(1,459)	(1,143)	(966)
Other income (expense), net	32	8,205	(130)	1,342	569
Income (loss) from continuing operations before income taxes	(5)	7,688	8,081	1,503	(6,709)
Provision for income taxes (income tax benefit)	—	—	(1,298)	2,013	232
Net income (loss) from continuing operations	(5)	7,688	9,379	(510)	(6,941)
Income from discontinued operations, net of income tax	—	—	296	121	—
Net income (loss)	(5)	7,688	9,675	(389)	(6,941)
Preferred stock dividends and accretion	(8,005)	(6,679)	—	—	—
Net income (loss) attributable to common stockholders	$ (8,010)	$ 1,010	$ 9,675	$ (389)	$ (6,941)
Net income (loss) from continuing operations per common share:					
Basic	$ (4.13)	$ 0.30	$ 0.38	$ (0.02)	$ (0.28)
Diluted	$ (4.13)	$ 0.18	$ 0.36	$ (0.02)	$ (0.28)
Pro forma diluted		$ 0.35			
Other Data:					
EBITDA(1)	$ 8,825	$ 20,946	$ 16,625	$ 6,465	$ (475)

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 17,147	$ 53,533	$ 40,365	$ 32,986	$ 28,556
Marketable securities	—	—	23,231	30,051	20,344
Working capital	10,203	51,925	60,060	57,481	52,222
Total assets	63,528	114,867	121,762	132,522	109,934
Loans payable and capital lease obligations	17,636	3,643	1,031	115	7
Notes Payable	—	—	—	561	493
Due to Silicon Valley Bank	—	—	2,945	8,078	285
Redeemable preferred stock	20,838	—	—	—	—
Redeemable convertible preferred stock	82,964	—	—	—	—
Accumulated deficit	(106,939)	(99,250)	(89,576)	(89,964)	(96,941)
Total stockholders' equity (deficit)	$ (86,530)	$ 75,238	$ 85,770	$ 86,931	$ 79,661

(1) EBITDA is defined as net income before (i) depreciation and amortization, (ii) interest income and expense, and (iii) income taxes. Management believes that the presentation of EBITDA included in this Annual Report on Form 10-K provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA included in this Annual Report on Form 10-K should be considered in addition to and not as a substitute for, net income as calculated in accordance with GAAP as a measure of performance.

A reconciliation of EBITDA to net income (loss) follows:

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands)				
Income (loss) from continuing operations before income taxes	$ (5)	$ 7,688	$ 8,081	$ 1,503	$(6,709)
Depreciation and amortization	7,204	9,266	8,865	6,954	8,014
Interest income	(342)	(287)	(1,780)	(3,135)	(2,746)
Interest expense	1,968	4,279	1,459	1,143	966
EBITDA	$8,825	$20,946	$16,625	$ 6,465	$ (475)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading solutions provider for the telecommunication industry, based primarily upon an electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, buy and sell voice minutes and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their networks. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all of our other members' networks. Members place orders through our web-based interface. Sellers on the exchange post sell orders to offer voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers enter buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer's order is matched to a seller's order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members' transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

Revenue

We generate revenues from both the trading that members conduct on our exchange, which we refer to as trading revenues, and the fees we charge members for the ability to trade on our exchange, which we refer to as fee revenues. Our trading revenue represents the aggregate dollar value of the calls that are routed through our switches at the price agreed to by the buyer and seller of the capacity. For example, if a 10-minute call is originated in France and routed through our facilities to a destination in India for $0.11 per minute, we record $1.10 of trading revenue for the call. Under our AssuredAxcess product, our members contract to buy minutes to specific markets at fixed rates. We may generate profit or incur losses associated with trading revenue on AssuredAxcess and other transactions executed on the exchange. Historically, such losses have not been material to our operating results. Our system automatically records all traffic terminated through our switches.

We record trading revenues because:

- all traffic traded on our exchange is routed through one of our switches; and
- we are obligated to pay sellers for the minutes they sell on our exchange regardless of whether we ultimately collect from buyers.

Our fee revenues represent the amounts we charge buyers and sellers for the following:

- a monthly minimum fee based on the amount of capacity that members have connected to our switches and overage fees for the number of minutes or megabytes that are routed through our switches in excess of amounts allowed under the monthly minimum, or collectively referred to as access fees, which comprised approximately 76% and 79% of fee revenues for the years ended December 31, 2006 and 2007, respectively;
- a credit risk management fee, which is a charge for the credit management, clearing and settlement services we provide;
- a membership fee to join our exchange; and
- additional services as utilized by our members for items such as premium service offerings and accelerated payment terms.

Costs and Expenses

Our cost of trading revenues consists of the cost of calls that are routed through our switches at the price agreed to by both the buyer and seller of the capacity. In the preceding example, we would record cost of trading revenues equal to $1.10, an amount that we would pay to the seller.

Operations and development expense consists of costs related to supporting our exchange, such as salaries, benefits, bonuses and related costs of engineering, technical support, product and software development and system support personnel, as well as facilities and interconnect costs. Sales and marketing consists of salaries, benefits, commissions, bonuses and related costs of sales and marketing personnel, trade shows and other marketing activities. General and administrative costs consist of salaries, benefits, bonuses of corporate, finance and administrative personnel, facilities costs, bad debt expense and outside service costs, such as legal and accounting fees.

Business Development

We will continue to seek to increase our trading volume. We aim to achieve this by increasing participation on our exchange from existing members, increasing membership on our exchange, expanding our global presence, developing and marketing complementary services and leveraging our platform to allow the trading, routing and settling of other digital media, such as Internet capacity, as well as expanding into new businesses where our knowledge and expertise on trading, routing and settling digital goods can be leveraged. We currently have EDPs in New York, Los Angeles, Miami, London, Frankfurt and Hong Kong. We can initially establish an EDP in a new market without any additional capital by directly connecting the new EDP to one of our existing EDPs through a leased network, as with our EDPs in Frankfurt and Miami. Once we have sufficient business in a new market, we may install a new switch for the EDP in that market for a cost of approximately $1.0 million. We plan to develop, market and expand services that are complementary to our existing offerings, including enhanced trading, credit and clearing services and switch partitioning. We may not be successful in doing so due to many factors, including the business environment in which we operate. For a further discussion of regulatory, technological and other changes relevant to our business, see "Business—Industry Background."

Digital Media

In August 2006, we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media. As part of our digital media strategy, in December 2006, the Company, through its wholly-owned subsidiary, Broad Street Digital, Inc., acquired all of the outstanding common stock of Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs.

To increase resources available for our core businesses, we are exploring strategic alternatives for Broad Street Digital and expect to divest the business in the second quarter of 2008. As a result of this decision, we recognized an impairment charge of approximately $2.3 million, in the fourth quarter of 2007, to write down the intangible and long lived assets of Broad Street Digital to their estimated fair value. Although we are exploring the divestiture of Broad Street Digital, we will continue to evaluate opportunities in the rapidly growing digital media market that leverage the Company's technology while also enabling an appropriate balance between cost and revenue opportunities.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and often involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates these estimates, including those related to bad debts, income taxes, long-lived assets, restructuring, contingencies and litigation on an ongoing basis. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates because we did not estimate correctly.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

- *Long-lived assets.* We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with SFAS

No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS 144. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of or use of the acquired assets or the strategy for our overall business; and
- significant industry, economic or competitive trends.

- *Income taxes.* We have net deferred tax assets, reflecting net operating loss, or NOL, carryforwards and other deductible differences, which may reduce our taxable income in future years. These net deferred tax assets are offset by a valuation allowance resulting in no tax benefit being recognized related to these net deferred tax assets. We are required to periodically assess the realization of our deferred tax assets and changes in circumstances may require adjustments in future periods. The amount of net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the amounts of future taxable income. If it becomes more likely than not that we will recognize a future tax benefit from the deferred tax assets, we may need to reverse some or all of our valuation allowance. When evaluating the ability for the Company to record a net deferred tax asset, SFAS No. 109 ("Accounting for Income Taxes") requires us to consider all sources of taxable income as well as all available evidence to determine that it is more likely than not that we will be able to utilize this asset. At December 31, 2004 a full valuation allowance in the amount of $42.7 million was recorded against net deferred tax assets since at that date, the Company was unable to conclude that it was more likely than not that it would realize those assets. As a result of the evaluation of all relevant and available evidence, we concluded at December 31, 2005 it was more likely than not to utilize approximately $1.5 million of its net deferred tax assets. At December 31, 2007 and December 31, 2006, a full valuation allowance in the amount of $41.6 million and $39.7 million, respectively, has been recorded against net deferred tax assets since, at those dates, we were unable to conclude that it was more likely than not that it would realize those assets. We will continue to refine and monitor all available evidence during future periods in order to more fully evaluate the recoverability of our deferred tax assets.

  In 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, Accounting for Income Taxes" ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As a result of the implementation of FIN 48, we identified an aggregate of approximately $625 of unrecognized tax benefits, including related estimated interest and penalties, due to uncertain tax positions. Approximately $589 of these uncertain tax positions resulted in a reduction of deferred tax assets against which we had recorded a full tax valuation allowance on our balance sheet. The balance of the unrecognized tax benefits, amounting to $36, which includes interest and penalties, was recorded as an increase to accumulated deficit and an increase of $36 to "other long-term liabilities." While we believe that we have identified all reasonably identifiable exposures and that the established reserves for such exposures are appropriate under the circumstances, it is possible that additional exposures exist and that exposures will be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause us to either materially increase or reduce the amount of our tax reserve.

- *Allowance for doubtful accounts.* We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of members on our exchange to make required payments. The amount of our allowance is based on our historical experience and an analysis of our outstanding accounts receivable balances. If the financial condition of our members deteriorates, resulting in additional risk in their ability to make payments to us, then additional allowances may be required which would result in an additional expense in the period that this determination is made. While credit losses have historically been within our range of expectations and our reserves, we cannot guarantee that we will continue to experience the same level of doubtful accounts that we have in the past.

- *Goodwill and Other Intangible Assets.* We follow the guidance of SFAS No. 142. "Goodwill and Other Intangible Assets," which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized but instead goodwill is subject to an annual assessment for impairment by applying a fair value approach. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows. If such assumptions change in the future, we may be required to record impairment charges for these assets.
- *Litigation reserves.* The establishment of litigation reserves requires judgments concerning the ultimate outcome of pending litigation against the Company and its subsidiaries. These reserves are based on the application of SFAS Statement No. 5, *"Accounting for Contingencies,"* which requires us to record a reserve if we believe an adverse outcome is probable and the amount of the probable loss is capable of reasonable estimation. In applying judgment, management utilizes among other things, opinions and estimates obtained from outside legal counsel to apply the standards of SFAS No. 5. Accordingly, estimated amounts relating to certain litigation have met the criteria for the recognition of a liability under SFAS No. 5. Litigation by its nature is uncertain and the determination of whether any particular case involves a probable loss or the amount thereof requires the exercise of considerable judgment, which is applied as of a certain date. The required reserves may change in the future due to new matters, developments in existing matters or if we determine to change our strategy with respect to any particular matter.
- *Share-Based Compensation.* Effective January 1, 2006, the Company adopted SFAS Statement No. 123R, Share-Based Payment ("SFAS 123R") (see Note 10). SFAS 123R requires all share-based payments to employees, including grants of stock options, to be expensed over the requisite service period based on the grant-date fair value of the awards and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS Statement No. 123, Accounting for Stock-Based Compensation. The Company uses the Black-Scholes valuation method. Prior to adoption of SFAS 123R, employee share-based compensation was recognized using the intrinsic value method, which measures share-based compensation expense as the amount at which the market price of the stock at the date of grant exceeds the exercise price. Accordingly, no compensation expense was recognized for the Company's share-based compensation plans other than for its performance-based awards and restricted stock units.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2007 and 2006 ($ in thousands)

Trading revenues and cost of trading revenues

Trading revenues decreased 2.3% from $495.1 million for the year ended December 31, 2006 to $483.9 million for the year ended December 31, 2007. The decrease in trading revenues was due to a decrease in the average trade rate per minute and a decrease in the average call duration which was partially offset by an increase in the volume traded by our members principally due to an increase in the number of members on our exchange from 693 on December 31, 2006 to 990 on December 31, 2007. Specifically the factors affecting trading revenues included:

- A total of 14.4 billion minutes were bought and sold on our exchange in the year ended December 31, 2007, up 14.4% from the 12.6 billion minutes for the year ended December 31, 2006. This increase was due to 1.86 billion completed calls in the year ended December 31, 2007, up 26% from the 1.47 billion completed calls for the year ended December 31, 2006, partially offset by lower average call duration. The average call duration on our exchange for the year ended December 31, 2007 was 3.9 minutes per call compared to 4.3 minutes per call for the year ended December 31, 2006. The lower average call duration was primarily a result of a change in the mix of geographic markets and the mix of fixed versus mobile calls routed through our exchange. The volatility in average call duration and mix of geographic markets is expected to continue in the future.

- The average trade rate, which represents the average price per minute of completed calls on the exchange, for the year ended December 31, 2007, was $0.067 per minute compared to $0.079 per minute in the year ended December 31, 2006. The lower average trade rate per minute was driven by the mix of markets and routes that were traded on the exchange in their respective periods and an overall per minute price decline in the international voice business. The volatility in average trade rate is expected to continue in the future.

As a result of decreases in trading revenues, cost of trading revenues decreased 2.2% from $495.2 million for the year ended December 31, 2006 to $484.1 million for the year ended December 31, 2007.

Fee revenues

Fee revenues increased 4.8% to $50.1 million for the year ended December 31, 2007 from $47.9 million for the year ended December 31, 2006. Fee revenues increased as a result of higher minutes bought and sold on the exchange offset, in part, by lower pricing. Average fee revenue per minute was $0.0035 in the year ended December 31, 2007 compared to $0.0038 in the year ended December 31, 2006. Average fee revenue per minute declined as the average trade rate declined, impacting per minute access fees as well as credit risk management fees and RapidClear fees, which are charged as a percentage of trading revenues. In addition, we offered volume-based discounts and limited fee discounts to certain high-quality sellers in order to incent those sellers to add supply to certain markets, which had higher demand within the exchange. We may provide incentives to improve liquidity in our exchange in the future and that, along with members continuing to achieve higher volume levels, may lead to a decline in average fee revenue per minute in the future. Fee revenues from our Digital Media segment were approximately $0.1 million in 2007.

Operations and development

Operations and development costs increased 21.6% from $17.6 million for the year ended December 31, 2006 to $21.3 million for the year ended December 31, 2007. This increase was primarily the result of increased employee-related expenses of $2.3 million, which includes $1.2 million from our Digital Media segment, higher interconnection costs of $0.3 million and increased hardware and software maintenance costs of $1.0 million, principally associated with the migration to a new switching platform.

Sales and marketing

Sales and marketing expenses increased 15.9% from $8.1 million for the year ended December 31, 2006 to $9.4 million for the year ended December 31, 2007. This increase was primarily the result of increased employee-related expenses of $0.5 million, increased consulting expense of $0.3 million and increased business travel expense of $0.2 million. Sales and marketing expenses for the year ended December 31, 2007 include $1.2 million related to our Digital Media segment.

General and administrative

General and administrative expenses decreased 5.5% from $16.2 million for the year ended December 31, 2006 to $15.3 million for the year ended December 31, 2007. This amount was primarily related to a decrease in professional fees of $1.8 million, partially offset by an increase in employee related expenses of $0.7 million. General and administrative expenses for the year ended December 31, 2007 relating to our Digital Media segment were not material.

Depreciation and amortization

Depreciation and amortization increased 15.3% from $7.0 million for the year ended December 31, 2006 to $8.0 million for the year ended December 31, 2007. This increase was the result of depreciation expense relating to capital expenditures during 2007 and 2006 and amortization expense associated with the intangible assets related to the acquisition of Broad Street Digital Limited in December 2006. Depreciation and amortization expense for the year ended December 31, 2007 include $0.4 million from our Digital Media segment.

Severance

During the year ended December 31, 2007, we recognized a charge of $1.3 million, principally representing severance charges related to a resignation agreement entered into with our former Chief Executive Officer and a workforce reduction of certain employees in our Voice and Data segment. During the year ended December 31, 2006, we recognized a charge of approximately $0.3 million, representing severance charges related to a resignation agreement.

Restructuring/impairment

During 2001 and 2002, the Company exited two leased facilities and established a reserve for the future lease obligations, net of estimated sub-lease income. In August 2007, the Company decommissioned certain fixed assets at 611 West 6th Street in Los Angeles and relocated its Los Angeles switch operations to one of the sites which had been exited in December 2002. As a result, the Company recognized a gain of $1.0 million representing the reversal of the remaining liability related to abandoned space placed back into service. In addition, the Company recognized a charge of $0.3 million representing the present value of future lease obligations remaining on the West 6th Street location. A net gain of $0.7 million, representing the impact of these two transactions, has been reflected as a restructuring benefit in the accompanying statement of operations for the year ended December 31, 2007.

To increase resources available for our core businesses, we are exploring strategic alternatives for Broad Street Digital and expect to divest the business in the second quarter of 2008. As a result of this decision, we recognized an impairment charge of approximately $2.3 million, in the fourth quarter of 2007, to write down the intangible and long lived assets of Broad Street Digital to their estimated fair value. We will continue to evaluate opportunities in the rapidly growing digital media market that leverage the Company's technology while also enabling an appropriate balance between cost and revenue opportunities.

Provision for Litigation

During the year ended December 31, 2006, we recognized a charge of $0.6 million representing management's estimate of the cost to settle a litigation matter. This amount was partially offset by a benefit of $0.1 million as we settled certain litigation for less than the amount previously accrued. During the year ended December 31, 2007, we recognized a charge of $1.9 million representing the settlement of certain litigation matters.

Interest and other income/expense

Interest income decreased 12.4% from $3.1 million for the year ended December 31, 2006 to $2.7 million for the year ended December 31, 2007. This decrease was primarily due to lower average invested amount of cash, cash equivalents and marketable securities in 2007 versus 2006. Interest expense decreased 15.5% from

$1.1 million for the year ended December 31, 2006 to $1.0 for the year ended December 31, 2007, on lower average outstanding balances. Other income (expense), net decreased 57.6% from $1.3 million for the year ended December 31, 2006 to $0.6 million for the year ended December 31, 2007. Other income (expense), net, includes gains (losses) resulting from foreign currency transactions of approximately $1.0 million and $0.1 million for the years 2006 and 2007, respectively. The gain from foreign currency transactions in 2007 is primarily due to the weakening of the U.S. dollar versus the British pound from December 31, 2007 to December 31, 2006 and its effect on a U.S. dollar-denominated liability of the Company's U.K. subsidiary

Provision for income taxes

The Company recorded an income tax provision of approximately $232 for the year ended December 31, 2007 primarily representing the statutory requirements for state taxes. In 2006, the Company recorded an income tax provision of $2.0 million. Included in the 2006 provision was approximately $1.5 million of expense related to reestablishing a full valuation allowance against the net deferred tax assets since the Company was unable to conclude that it was more likely than not that it would realize those assets.

Discontinued operations

Management reevaluated the $350 liability related to a discontinued operation from 1999 and determined that approximately $225 was needed at December 31, 2006. Accordingly, $121, net of income tax of $4 was recognized as income from discontinued operations in 2006. No adjustment to the liability was recognized in 2007.

Comparison of Fiscal Years Ended December 31, 2006 and 2005 ($ in thousands)

On December 5, 2006, the Company announced its acquisition of Flowphonics Limited (now known as Broad Street Digital Limited ("Broad Street Digital")), a license management platform for intellectual property rights and digital content distribution. Broad Street Digital's operating results in 2006 were not material.

Trading revenues and cost of trading revenues

Trading revenues increased 2.8% from $481.6 million for the year ended December 31, 2005 to $495.1 million for the year ended December 31, 2006. The increase in trading revenues was due to an increase in the volume traded by our members principally due to an increase in the number of members on our exchange from 399 on December 31, 2005 to 693 on December 31, 2006. This increase in volume was partially offset by a lower average trade rate per minute. Specifically the factors affecting trading revenues included:

- A total of 12.6 billion minutes were bought and sold on our exchange in the year ended December 31, 2006, up 5.9% from the 11.9 billion minutes for the year ended December 31, 2005. This increase was due to 1.47 billion completed calls in the year ended December 31, 2006, up 2.8% from the 1.43 billion completed calls for the year ended December 31, 2005, and higher average call duration. The average call duration on our exchange for the year ended December 31, 2006 was 4.3 minutes per call compared to 4.2 minutes per call for the year ended December 31, 2005. The higher average call duration was primarily a result of a change in the mix of geographic markets and the mix of fixed versus mobile minutes traded on our exchange. The volatility in average call duration and mix of geographic markets is expected to continue in the future.
- The average trade rate, which represents the average price per minute of completed calls on the exchange, for the year ended December 31, 2006, was $0.079 per minute compared to $0.081 per minute in the year ended December 31, 2005. The lower average trade rate per minute was driven by the mix of markets and routes that were traded on the exchange in their respective periods and an overall per minute price decline in the international voice business. The volatility in average trade rate is expected to continue in the future.

As a result of increases in trading revenues, cost of trading revenues increased 2.9% from $481.2 million for the year ended December 31, 2005 to $495.2 million for the year ended December 31, 2006.

Fee revenues

Fee revenues decreased 2.0% from $48.8 million for the year ended December 31, 2005 to $47.9 million for the year ended December 31, 2006. Fee revenues decreased as a result of lower pricing, offset, in part, by higher minutes for the comparable period. Average fee revenue per minute was $0.0038 in the year ended December 31, 2006 compared to $0.0041 in the year ended December 31, 2005. Average fee revenue per minute declined as more exchange members achieved volume based discounts. We offered limited fee discounts to certain high-quality sellers in order to incent those sellers to add supply to certain markets, which had higher demand within the exchange, and the average trade rate declined, impacting credit risk management fees and RapidClear fees, which are charged as a percentage of trading revenues. We may provide incentives to improve liquidity in our exchange in the future and that, along with members continuing to achieve higher volume levels, may lead to a decline in average fee revenue per minute in the future.

Operations and development

Operations and development costs increased 10.5% from $15.9 million for the year ended December 31, 2005 to $17.6 million for the year ended December 31, 2006. This increase was primarily the result of increased employee-related expenses of $0.5 million, higher interconnection costs of $0.3 million, higher utility costs of $0.1 million and increased software and hardware maintenance costs of $0.5 million.

Sales and marketing

Sales and marketing expenses increased 6.1% from $7.7 million for the year ended December 31, 2005 to $8.1 million for the year ended December 31, 2006. This increase was primarily the result of increased employee-related expenses of $0.3 million, increased marketing expenses of $0.2 million to support products and services introduced during the year, including an advertising campaign to support the introduction of new products and services and software maintenance reclassifications of $0.1 million.

General and administrative

General and administrative expenses increased 39.3% from $11.6 million for the year ended December 31, 2005 to $16.2 million for the year ended December 31, 2006. This increase was primarily the result of increased legal fees of $3.3 million related to (i) the proxy contest in connection with the election of two Class II Directors at our 2006 Annual Meeting of Stockholders; (ii) the independent review of the Company's stock option activity and (iii) the evaluation of strategic alternatives by the Special Committee. In addition, the increase was also attributable to higher accounting and professional fees of $0.7 million and higher insurance expense of $0.2 million.

Depreciation and amortization

Depreciation and amortization decreased 21.6% from $8.9 million for the year ended December 31, 2005 to $7.0 million for the year ended December 31, 2006. This decrease reflects the impact of certain fixed assets that became fully depreciated over the course of 2005 and 2006.

Restructuring/impairment

During the year ended December 31, 2005, the Company recorded a benefit of $1.45 million related to an insurance reimbursement for litigation settlement. In addition, during the fourth quarter of 2005, we recorded a gain of approximately $1.2 million related to the renegotiation of a lease related to a property that was exited in 2001.

Reserve for litigation

During the year ended December 31, 2006, we recognized a charge of $0.6 million representing management's estimate of the cost to settle a litigation matter. This amount was partially offset by a benefit of $0.1 million as we settled certain litigation for less than the amount previously accrued.

Interest and other income/expense

Interest income increased 76.1% from $1.8 million for the year ended December 31, 2005 to $3.1 million for the year ended December 31, 2006. This increase was primarily due to a higher average rate of return on invested cash, cash equivalents and marketable securities and to a lesser extent higher average cash balances in 2006 versus 2005. Interest expense decreased from $1.5 million for the year ended December 31, 2005 to $1.1 million for the year ended December 31, 2006, principally due to decreased expenses related to our third party credit arrangements and lower interest associated with capital leases. Other income (expense), net includes net gains (losses) resulting from foreign currency transactions of approximately $(0.1) million and $1.3 million for the years 2005 and 2006, respectively. The gain from foreign currency transactions in 2006 is primarily due to the weakening of the U.S. dollar versus the British pound from December 31, 2005 to December 31, 2006 and its effect on a U.S. dollar-denominated liability of the Company's U.K. subsidiary.

Provision for income taxes

We recorded an income tax provision of approximately $2.0 million for the year ended December 31, 2006. Included in this provision is approximately $1.5 million of expense related to reestablishing a full valuation allowance against the net deferred tax assets since the Company was unable to conclude that it was more likely than not that it would realize those assets. In 2005, we recorded an income tax benefit of $1.3 million, which included a $1.5 million benefit related to the reversal of a portion of the valuation allowance we had recorded against deferred tax assets. The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of our net operating loss carryforwards and the impact of state taxes.

Discontinued operations

Management reevaluated the $670 liability related to a discontinued operation from 1999 and determined that approximately $350 was needed at December 31, 2005. Accordingly, during 2005, $296, net of income tax of $20, was recognized as income from discontinued operations in 2005. In 2006, management reevaluated the liability related to the discontinued operation and determined that approximately $225 was needed at December 31, 2006. Accordingly, $121, net of income tax of $4 was recognized as income from discontinued operations in 2006.

Liquidity and Capital Resources

Until 2005 our primary source of liquidity had been cash received through the sale and issuance of equity and debt securities. We received equity investments between April 1999 and May 2003 in an aggregate amount of approximately $125.0 million. Our principal liquidity requirements have been for working capital, capital expenditures and general corporate purposes. On December 21, 2004, we completed our initial public offering and raised net proceeds of approximately $66.6 million.

Our capital expenditures in 2005 related primarily to developing our trading platform, which included investments in software development and hardware and the purchase of computer and telecommunications switching equipment. During 2006 and 2007, we invested approximately $8.0 million and $7.9 million, respectively, in capital expenditures related to enhancements to our trading platform, including software development and switching equipment, which we funded primarily from cash on hand and cash generated through operations. At December 31, 2007, we had cash and cash equivalents of $28.6 million and marketable securities of $20.3 million. We also are party to a $25.0 million lending facility with SVB, under which we can borrow against our accounts receivable and general corporate assets. As of December 31, 2007, the full $25.0 million was available to us as no amounts were outstanding under this facility. Our current credit facility with SVB expires on November 28, 2008. We expect to extend the expiration date on this facility.

On February 28, 2008 the Company announced that its Board of Directors has approved a special one-time cash distribution of $0.40 per share. The aggregate total distribution is estimated to approximate $10.1 million based on approximately 25.4 million shares outstanding as of February 28, 2008. The special cash distribution replaces the Company's existing $15.0 million stock repurchase plan, previously announced on June 11, 2007, under which the Company repurchased approximately 835,000 shares.

We believe that our current cash balances and cash flows from operating activities should be sufficient for us to fund our current operations for the foreseeable future. To the extent we require additional capital to fund our working capital or capital expenditures; we intend to seek additional financing in the credit or capital markets, although we may be unsuccessful in obtaining financing on acceptable terms, if at all.

The following table sets forth components of our cash flows for the following periods:

	Year Ended December 31,		
	2005	2006	2007
Net cash provided by operating activities	$ 18,777	$ 3,846	$ 4,278
Net cash (used in)/provided by investing activities	(30,303)	(16,419)	1,834
Net cash provided by/(used in) financing activities	(320)	3,996	(10,732)

Cash provided by operating activities

Cash provided by operations for the year ended December 31, 2007 was principally attributable to a net loss of ($6.9) million adjusted for non-cash charges including depreciation and amortization of $8.0 million, non-cash compensation of $2.4 million, impairment charge of $2.3 million and the net change in operating assets and liabilities of ($1.4) million. Cash provided by operations for the year ended December 31, 2006 was principally attributable to a net loss of ($0.4) million adjusted for depreciation and amortization of $7.0 million and the net change in operating assets and liabilities of ($4.1) million.

Cash used in investing activities

Total capital expenditures for the year ended December 31, 2007 were $7.9 million related primarily to software development and the purchase of computer and telecommunications switching equipment. Total purchases of marketable securities and total proceeds from sales and maturities of marketable securities for the year ended December 31, 2007 were $42.8 million and $52.5 million, respectively. In December 2006, the Company, through its wholly-owned subsidiary, Broad Street Digital Inc., acquired all of the outstanding common stock of Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs. The purchase price was comprised of cash and the issuance of approximately $0.6 million of notes payable. Total purchases of marketable securities and total proceeds from sales and maturities of marketable securities for the year ended December 31, 2006 were $57.4 million and $50.6 million, respectively. Total capital expenditures for the year ended December 31, 2005 were $5.9 million. Total purchases of marketable securities and total proceeds from sales and maturities of marketable securities for the year ended December 31, 2005 were $53.9 million and $30.6 million, respectively. In July 2005, the Company obtained Summit Telecom Systems, Inc.'s entire right, title and interest in certain intellectual property, including patents relating to the field of telecommunications services for $1.1 million.

Cash (used in)/provided by financing activities

During fiscal year 2007, cash used in financing activities was primarily attributable to the repayment of approximately $7.8 million to SVB under the Non-Recourse Receivable Purchase Agreement and repurchase of the Company's common stock of $3.1 million.

During fiscal year 2006, cash provided by financing activities was primarily attributable to advances of $5.0 million from SVB under the Non-Recourse Receivable Purchase Agreement partially offset by approximately $0.8 million in the repayment of debt.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Credit Risk Management

We manage the invoicing, credit risk and settlement of all traffic traded on our exchange. Since we are obligated to pay the seller regardless of whether we ultimately collect from the buyer, we assume the credit risk associated with all traffic traded on our exchange. As part of managing the credit risk associated with buyers on our exchange, we have an integrated credit risk management program under which the following arrangements assist in the mitigation of this credit risk:

- *Netting.* We net our members' buying and selling activity. This enables us to extend credit to members up to the amount they have sold in a given period. The netting also reduces the working capital requirements for our members and for us. For the year ended December 31, 2007, 29% of our trading revenues were offset by selling activity.
- *Credit risk assessment and underwriting.* GMAC and SVB provide us with credit risk assessment and credit underwriting services. Under the terms of our agreements with GMAC and SVB, GMAC and SVB assume the credit risk of selected members so that they may purchase voice calls or Internet capacity on our exchange.
- *Self underwriting.* Members can self-finance a credit line with us by prepaying, posting a cash deposit or letter of credit or by placing money in escrow.
- *CreditWatch system.* We enter a credit line for each member into our CreditWatch system. This credit line is the sum of the GMAC credit line, SVB credit line, selling activity, other cash collateral and internal credit. The CreditWatch system regularly monitors a member's net trading balance and sends email alerts to each member who surpasses 50%, 75% and 90% of its available credit limit and is able to automatically suspend a member's ability to buy as its net balance reaches its total credit line.
- *Frequent settlement.* We have two trading periods per month. Payments from buyers are due fifteen days after the end of each trading period. This frequent settlement reduces the amount outstanding from our buyers. The frequent clearing of trading balances, together with the ability to net buy and sell transactions, allows our members to trade large dollar volumes while minimizing the outstanding balance that needs to be underwritten by additional sources of credit.

We occasionally issue internal credit lines to our members based on our review of a member's financial statements and payment history with us. These internal credit lines may be in excess of the credit lines issued by our third party underwriters. We evaluate the credit risk, on a case-by-case basis, of each member who is not covered by our third-party credit arrangements, our netting policy, prepayments or other cash collateral. While there are no written procedures regarding the extension of credit lines, we have adopted written procedures to determine authority levels for certain of our officers to grant internal credit lines. In 2007, approximately 87% of our trading revenues were covered by our third party underwriters, netting, prepayments or other cash collateral, of which our third party underwriters covered 41%. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues which could materially affect our results of operations.

We have certain minimum annual commissions due pursuant to the terms of our agreements with each of GMAC and SVB. Pursuant to the terms of our agreement with GMAC, which has been extended until April 30, 2008, and pursuant to the terms of our agreement with SVB, which terminates on November 28, 2008, we are required to pay aggregate minimum annual commissions of $370.

Summary Disclosure about Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Contractual Obligations					
Capital lease obligations	$ 7	$ 7	$ —	$ —	$ —
Notes Payable	493	493	—	—	—
Due to Silicon Valley Bank	285	285	—	—	—
Operating leases	18,390	3,403	5,802	3,729	5,456
Purchase obligations	4,000	2,000	2,000	—	—
Total Contractual Obligations	$23,175	$6,188	$7,802	$3,729	$5,456

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for non-financial assets and liabilities. We are currently evaluating the impact of adopting SFAS 157 on our consolidated results of operations, cash flows and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows measurement of specified financial instruments, warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings in each period. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our consolidated results of operations, cash flows and financial position.

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, including but not limited to statements about our growth, strategic and business plans, product development and service offerings, and future operating results. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Various important risks and uncertainties may cause the Company's actual results to differ materially from the results indicated by these forward-looking statements, including, without limitation: the ability to divest Broad Street Digital; members (in particular, significant trading members) not trading on our exchange or utilizing our new and additional services (including data on thexchange, DirectAxcess, PrivateExchange, AssuredAxcess, and PeeringSolutions); continued volatility in the volume and mix of trading activity (including the average call duration and the mix of geographic markets traded); our uncertain and long member enrollment cycle; the failure to manage our credit risk; failure to manage our growth; pricing pressure; investment in our management team and our personnel; system failures, human error and security breaches that could cause us to lose members and expose us to liability; regulatory uncertainty; and our ability to obtain and enforce patent protection for our methods and technologies. For a further list and description of the risks and uncertainties we face, please refer to Part I, Item 1A of this Annual Report on Form 10-K and other filings, which have been filed with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise and such statements are current only as of the date they are made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exposure

The financial position and results of operations of our U.K. subsidiary are measured using British Pounds Sterling as the functional currency. The financial position and results of operations of our U.K. subsidiary are reported in U.S. dollars and included in the consolidated financial statements of the Company. The foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currencies in which fee revenues are denominated. The percentage of fee revenues denominated in British Pounds Sterling was approximately 11% for the year ended December 31, 2007, approximately 12% for the year ended December 31, 2006 and approximately 15% for the year ended December 31, 2005.

Interest rate exposure

We are exposed to interest rate fluctuations. We invest our cash in short-term interest bearing securities. Although our investments are available for sale, we generally hold such investments to maturity. Our investments are stated at fair value, with net unrealized gains or losses on the securities recorded as accumulated other comprehensive income (loss) in shareholders' equity. Net unrealized gains and losses were not material at December 31, 2007 or 2006. The fair market value of our marketable securities could be adversely impacted due to a rise in interest rates, but we do not believe such impact would be material. Securities with longer maturities are subject to a greater interest rate risk than those with shorter maturities and at December 31, 2007 our portfolio maturity was relatively short in duration. Assuming an average investment level in short-term interest bearing securities of $28.6 million, which is the balance of cash and cash equivalents at December 31, 2007, a one-percentage point decrease in the applicable interest rate would result in a $286 decrease in interest income annually.

Under the terms of our credit agreement with SVB, our borrowings bear interest at the prime rate. Therefore, a one-percentage point increase in the prime rate would result in additional annualized interest expense of $10,000 assuming $1.0 million of borrowings. At December 31, 2007, we had no outstanding borrowings under this agreement.

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statements, Financial Statement Schedule, and Reports on Form 8-K."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on their evaluation, as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Act")) are effective.

There have been no changes in internal control over financial reporting for the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report

Management's Responsibility for Financial Statements

Responsibility for the integrity and objectivity of the Company's financial statements rests with management. The financial statements report on management's stewardship of Company assets. These statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Non-financial information included in the Annual Report on Form 10-K has also been prepared by management and is consistent with the financial statements.

The Audit Committee of the Board of Directors, which is comprised solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

The financial statements and other financial information included in the Annual Report on Form 10-K fairly present, in all material respects, the Company's financial condition, results of operations and cash flows. Our formal certification to the Securities and Exchange Commission is included in this Form 10-K filing.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2007 based on criteria in *Internal Control—Integrated Framework* issued by COSO. Ernst & Young LLP, an independent registered public accounting firm, has performed its own assessment of the effectiveness of the Company's internal control over financial reporting and its attestation report is included in this Form 10-K filing.

/s/	/s/
William M. Freeman	**John B. Wynne, Jr.**
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Arbinet-thexchange, Inc.

We have audited Arbinet-thexchange, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arbinet-thexchange, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arbinet-thexchange, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Arbinet-thexchange, Inc. and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Iselin, New Jersey
March 14, 2008

Item 9B. Other Information.

None.

PART III

Item 10. Our Directors and Executive Officers

The information relating to our directors and nominees for election as directors under the heading "Election of a Class of Directors" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

The information relating to our executive officers in response to this item is contained in part under the caption "Our Executive Officers" in Part I of this Annual Report on Form 10-K and the remainder is incorporated herein by reference to our Proxy Statement.

The information relating to our Audit Committee and our Audit Committee financial expert under the headings "Board Structure and Compensation—Board of Director Meetings and Committees—Audit Committee" and "Board Structure and Compensation—Affirmative Determination Regarding Director Independence and Other Corporate Governance Matters" in our Proxy Statement is incorporated herein by reference.

The information under the heading "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement is incorporated herein by reference.

The information relating to any material changes to our procedures by which security holders may recommend nominees to our Board of Directors under the heading "Other Matters—Director Candidates" is incorporated herein by reference.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions, as well as our board of directors. Our code of business conduct and ethics is available on our Web site at *www.arbinet.com* under the heading "Investors—Corporate Governance." We annually require all employees and members of our board of directors to recertify their compliance with this code. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the NASDAQ Global Market by filing such amendment or waiver with the Securities and Exchange Commission and by posting it on our Web site.

Item 11. Executive Compensation

The discussion under the headings "Executive Compensation", "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The discussion under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Policies and Procedures for Related Party Transactions" in our Proxy Statement is incorporated herein by reference.

The discussion under the heading "Information about Equity Compensation—Equity Compensation Plan Table" in our Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The discussion under the heading "Certain Relationships and Related Transactions" in our Proxy Statement is incorporated herein by reference.

The discussion under the heading "Board Structure and Compensation—Affirmative Determination Regarding Director Independence and Other Corporate Governance Matters" in our Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The discussion under the headings "Auditors Fees and All Other Fees" and "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in our Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statements, Financial Statement Schedule, and Reports on Form 8-K

(a) (1) Consolidated Financial Statements.

Reference is made to the Index to Consolidated Financial Statements on Page F-1.

(a) (2) Consolidated Financial Statement Schedule.

Reference is made to the Index to Financial Statement Schedule on Page F-1.

(a) (3) Exhibits.

Reference is made to the Index to Exhibits on Page 50.

Schedules other than as listed above are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 17th day of March, 2008.

ARBINET-THEXCHANGE, INC.

By: /s/ WILLIAM M. FREEMAN, PRESIDENT
William M. Freeman, President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM M. FREEMAN William M. Freeman	President, Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2008
/s/ JOHN B. WYNNE, JR. John B. Wynne, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2008
/s/ ROBERT C. ATKINSON Robert C. Atkinson	Director	March 17, 2008
/s/ MICHAEL J. DONAHUE Michael J. Donahue	Director	March 17, 2008
/s/ STANLEY KREITMAN Stanley Kreitman	Director	March 17, 2008
/s/ ALEX MASHINSKY Alex Mashinsky	Director	March 17, 2008
/s/ SHAWN F. O'DONNELL Shawn F. O'Donnell	Director	March 17, 2008
/s/ JOHN B. PENNEY JR. John B. Penney Jr.	Director	March 17, 2008
/s/ MICHAEL J. RUANE Michael J. Ruane	Director	March 17, 2008
/s/ JILL THOERLE Jill Thoerle	Director	March 17, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated September 2, 2004, by and among Band-X Limited, Arbinet-thexchange Limited and the Company (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
3.1	Amended and Restated Certificate of Incorporation of the Company, which became effective upon the closing of the Company's initial public offering (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
3.2	Second Amended and Restated By-laws of the Company, which became effective upon the closing of the Company's initial public offering (Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
3.3	Certificate of Amendment to the Second Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2007).
4.1	Specimen Certificate evidencing shares of common stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
4.2	Fourth Amended and Restated Investors' Rights Agreement, dated May 30, 2003, by and among the Holders listed therein, the Founder listed therein and the Company (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.1*	Amended and Restated 1997 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.2*	First Amended and Restated Non-employee Directors' and Advisors' Stock Option Plan (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.3*	2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.4†	Factoring Agreement, dated February 1, 2003, by and between GMAC Commercial Finance LLC and the Company; Export Receivable Rider to Factoring Agreement, dated February 10, 2003, by and between GMAC Commercial Finance LLC and the Company; and Amendment to Factoring Agreement, dated December 12, 2003, by and between GMAC Commercial Finance LLC and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.5††	Amended and Restated GMAC Commercial Finance LLC Factoring Agreement and Export Receivable Rider to Amended and Restated Factoring Agreement, by and between the Company and GMAC Commercial Finance LLC, executed as of November 10, 2005 (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which was filed with the Securities and Exchange Commission on November 14, 2005).

Exhibit No.	Description of Exhibit
10.6	Accounts Receivable Financing Agreement, dated February 3, 2003, by and between Silicon Valley Bank and the Company; Intercreditor Agreement, dated February 3, 2003, by and between Silicon Valley Bank and ORIX Merchant Banking LLC; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC, GMAC Commercial Finance LLC and the Company; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Company; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, ORIX Merchant Banking LLC, Banc of America Securities LLC and the Company; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, Silicon Valley Bank, Banc of America Securities LLC and the Company; Deposit Account Control Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Company; First Amendment to Accounts Receivable Financing Agreement, dated October 27, 2003, by and between Silicon Valley Bank and the Company; and Second Amendment to Accounts Receivable Financing Agreement, dated May 28, 2004, by and between Silicon Valley Bank and the Company (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.7	Third Amendment to Accounts Receivable Financing Agreement, dated as of May 2, 2005, by and between Silicon Valley Bank and the Company (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.8††	Non-Recourse Receivables Purchase Agreement, dated as of November 28, 2005, by and between the Company and Silicon Valley Bank (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.9	Master Lease Agreement, dated as of June 5, 2003, by and between ATEL Ventures, Inc. and the Company; and Notification of Rental Adjustment and Amendment to Equipment Schedule No. 1 to Master Lease Agreement, dated June 24, 2003, by and between ATEL Venture Fund, LLC, ATEL Capital Equipment Fund IX, LLC and the Company (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.10*	Employment Offer Letter, dated as of July 12, 2001, by and between Peter P. Sach and the Company (Incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.11*	Employment Offer Letter, dated as of October 16, 2006, by and between John B. Wynne, Jr. and the Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the Securities and Exchange Commission on October 20, 2006).
10.12*	Settlement Agreement, dated July 9, 2004, by and between Alex Mashinsky and the Company (Incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.13*	Employment Offer Letter, dated September 20, 2006, by and between W. Terrell Wingfield, Jr. and the Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 16, 2007).
10.14	Albany Street Office Lease, dated February 6, 2003, by and between Albany Street Plaza Real Estate Management Company and the Company; Lease, dated June 11, 1999, by and between AMEC Properties Limited and Pacific Gateway Exchange (U.K.) Limited; AT&T Center Office Lease, dated December 9, 1997, by and between Mitsui Fudosan (U.S.A.), Inc. and Pacific Gateway Exchange; Office Lease, by and between Bruce Goodman and the Company; Lease Agreement by and between Auda Properties, L.P. and the Company; and Office lease, dated January 20, 2000, by and between 75 Broad, LLC, and the Company (Incorporated by reference to

Exhibit No.	Description of Exhibit
	Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.15*	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.16*	Form of Nonstatutory Stock Option Agreement under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.17	Standard Purchase Agreement, dated May 19, 2003, by and between Tekelec and the Company (Incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.18	Master Procurement Agreement, dated March 7, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company; Amendment No. 1 to the Master Procurement Agreement, dated September 5, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company; Amendment No. 2 to the Master Procurement Agreement, dated December 31, 2003, by and between Tekelec and the Company; Amendment No. 3 to the Master Procurement Agreement, dated March 31, 2004, by and between Tekelec and the Company; Amendment No. 4 to the Master Procurement Agreement, dated May 10, 2004, by and between Tekelec and the Company (Incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.19	Amendment No. 5 to the Master Procurement Agreement, dated as of March 31, 2005, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.20	Amendment No. 6 to the Master Procurement Agreement, dated as of December 21, 2005, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.21	Lease Termination Agreement, dated December 28, 2005, by and between Broad Financial Center LLC and Arbinet Communications, Inc. (Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.22	Patent Acquisition Agreement by and between the Company and Summit Telecom Systems, Inc., dated as of June 3, 2005 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2005).
10.23	Amendment to Patent Acquisition Agreement by and between the Company and Summit Telecom Systems, Inc., dated as of July 21, 2005 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2005).
10.24	Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 14, 2005).
10.25	Fourth Amendment to Accounts Receivable Financing Agreement, by and between Silicon Valley Bank and the Company, dated as of June 7, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006).

Exhibit No.	Description of Exhibit
10.26*	Form of Performance Share Award Agreement granted under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 24, 2006).
10.27*	Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan, as amended (Grants made in 2005) (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006).
10.28*	Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan, as amended (Grants made to non-employee directors in 2006) (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006).
10.29*	Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan, as amended (Grants made to executive officers in 2006) (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006).
10.30*	Certificate of Amendment to the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006).
10.31*	Amendment No. 1, dated as of March 16, 2007, to Offer Letter, dated as of May 9, 2001, by and between the Company and Robert Barbiere (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 16, 2007)
10.32*	Amendment No. 1, dated as of March 16, 2007, to Employment Agreement, dated as of October 11, 2002, by and between the Company and Chi K. Eng (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 16, 2007)
10.33*	Amendment No. 1, dated as of March 16, 2007, to Offer Letter, dated as of May 3, 2006, by and between the Company and Steven Heap (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 16, 2007)
10.34*	Amendment No. 1, dated as of March 16, 2007, to Offer Letter, dated as of July 5, 2001, by and between the Company and Peter P. Sach (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 16, 2007)
10.35*	Resignation Agreement by and between J. Curt Hockemeier and the Company, dated as of June 11, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on June 19, 2007)
10.36*	Offer Letter by and between Roger H. Moore and the Company, dated July 9, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 10, 2007)
10.37	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Alex Mashinsky and Governing Dynamics Investments, LLC (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.38	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Robert A. Marmon (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)

Exhibit No.	Description of Exhibit
10.39	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Singer Children's Family Trust, Karen Singer, and Gary Singer (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.40	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Cadence Master Ltd. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.41	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Archer Capital Master Fund, L.P. (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.42	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and LC Capital Master Fund, Ltd., LC Capital / Capital Z SPV, LP, Lampe, Conway & Co. LLC, Steven G. Lampe, and Richard F. Conway (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.43	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Bay Harbour Management, LC and Trophy Hunter Investments, Ltd. (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.44	Settlement and Standstill Agreement dated as of July 13, 2007 by and between the Company and Simplex Trading Company (Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.45	Voting Support and Standstill Agreement dated as of July 13, 2007 by and between the Company and Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund, Greywolf Advisors, Greywolf Capital Management LP, Greywolf GP LLC, and Jonathan Savitz (Incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2007)
10.46*	Non Qualified Stock Option Agreement by and between William M. Freeman and the Company, dated as of November 16, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2009
10.47*	Employment Agreement by and between William M. Freeman and the Company, dated as of November 16, 2007 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2007)
10.48*	Form of Restricted Stock Award Agreement under the Arbinet-thexchange, Inc. 2004 Stock Incentive Plan, as amended (performance shares) (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2008)
10.49*	Form of Stock Appreciation Rights Agreement under the Arbinet-thexchange, Inc. 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2008)
10.50*	Form of Restricted Stock Award Agreement under the Arbinet-thexchange, Inc. 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2008)

Exhibit No.	Description of Exhibit
10.51*	Form of Restricted Stock Unit Agreement under the Arbinet-thexchange, Inc. 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2008)
10.52*	Summary of the Arbinet-thexchange, Inc. Short Term Cash Incentive Bonus Plan (2007) (Incorporated by reference to Exhibit 10.34 to the Company's Amendment No. 1 to Form 10-K/A, filed with the Securities and Exchange Commission on April 30, 2007)
10.53***	Summary of the Arbinet-thexchange, Inc. Short Term Cash Incentive Bonus Practice (2008)
21.1**	Subsidiaries of the Company
23.1**	Consent of Ernst & Young LLP.
31.1**	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
31.2**	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).
32.1**	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer).
32.2**	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer).

* A management contract and compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

† Confidential treatment has been requested and granted for a portion of this exhibit.

†† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

** Filed herewith.

*** A management contract and compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K, filed herewith.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbinet-thexchange, Inc.

We have audited the accompanying consolidated balance sheets of Arbinet-thexchange, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, statements of stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule included in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbinet-thexchange, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 10 to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment".

As discussed in Note 1 and 11 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, Accounting for Income Taxes" .

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arbinet-thexchange, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Iselin, New Jersey
March 14, 2008

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2007

	As of December 31,	
	2006	2007
	($ in thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 32,986	$ 28,556
Marketable securities	30,051	20,344
Trade accounts receivable (net of allowances of $1,183 and $1,481 at December 31, 2006 and 2007, respectively)	34,809	28,451
Prepaids and other current assets	1,966	2,862
Total current assets	99,812	80,213
Property and equipment, net	23,828	23,002
Security deposits	2,327	2,430
Intangible assets, net	4,357	2,018
Goodwill	2,183	2,196
Other assets	15	75
Total Assets	$132,522	$109,934
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Loan payable-current portion	$ 90	$ —
Capital lease obligations-current portion	19	7
Notes payable	561	493
Due to Silicon Valley Bank	8,078	285
Accounts payable	19,945	16,394
Deferred revenue	3,220	2,499
Accrued expenses and other current liabilities	10,419	8,313
Total current liabilities	42,331	27,991
Capital lease obligations—long-term	7	—
Other long-term liabilities	3,253	2,282
Total Liabilities	45,591	30,273
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred Stock, 5,000,000 shares authorized	—	—
Common Stock, $0.001 par value, 60,000,000 shares authorized, 25,851,493 and 26,355,641 shares issued, respectively	26	26
Additional paid-in capital	179,001	181,644
Treasury stock, 117,871 and 674,233 shares, respectively	(1,513)	(4,613)
Accumulated other comprehensive loss	(618)	(455)
Accumulated deficit	(89,964)	(96,941)
Total Stockholders' Equity	86,931	79,661
Total Liabilities and Stockholders' Equity	$132,522	$109,934

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Year Ended December 31,		
	2005	2006	2007
	($ in thousands, except per share data)		
Trading revenues	$ 481,607	$ 495,115	$ 483,891
Fee revenues	48,848	47,863	50,146
Total revenues	530,455	542,978	534,037
Cost of trading revenues	481,200	495,159	484,116
	49,255	47,819	49,921
Costs and expenses			
Operations and development	15,888	17,554	21,339
Sales and marketing	7,660	8,126	9,414
General and administrative	11,624	16,189	15,297
Depreciation and amortization	8,865	6,954	8,014
Severance charges	—	320	1,318
Restructuring / Impairment	(2,673)	—	1,657
Reserve for litigation	—	507	1,940
Total costs and expenses	41,364	49,650	58,979
Income (loss) from operations	7,890	(1,831)	(9,058)
Interest income	1,780	3,135	2,746
Interest expense	(1,459)	(1,143)	(966)
Other income (expense), net	(130)	1,342	569
Income from continuing operations before income taxes	8,081	1,503	(6,709)
Provision for income taxes (Income tax benefit)	(1,298)	2,013	232
Income (loss) from continuing operations	9,379	(510)	(6,941)
Discontinued operations:			
Income from discontinued operations, net of income tax of $20 in 2005 and $4 in 2006	296	121	—
Net income (loss)	9,675	(389)	(6,941)
Net income (loss) attributable to common stockholders	$ 9,675	$ (389)	$ (6,941)
Basic earnings (loss) per share:			
Continuing operations	$ 0.38	$ (0.02)	$ (0.28)
Discontinued operations	$ 0.01	$ —	$ —
Net income (loss)	$ 0.39	$ (0.02)	$ (0.28)
Diluted earnings (loss) per share:			
Continuing operations	$ 0.36	$ (0.02)	$ (0.28)
Discontinued operations	$ 0.01	$ —	$ —
Net income (loss)	$ 0.38	$ (0.02)	$ (0.28)
Shares used in computing basic earnings (loss) per share	24,590,454	25,177,662	25,072,482
Shares used in computing diluted earnings (loss) per share	25,777,740	25,177,662	25,072,482

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Common Stock		Additional Paid-In Capital	Treasury Stock	Deferred Compen-sation	Accumulated Other Comprehen-sive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount						
Balance December 31, 2004	24,584,574	$24,584	$176,249,582	$(1,274,549)	$ (160,707)	$ (350,571)	$(99,250,473)	$75,237,866
Exercise of options	176,735	177	209,364					209,541
Exercise of warrants	123,113	123	(123)					—
Restricted stock grants	528,780	529	3,586,974		(3,587,503)			—
Amortization of deferred compensation					541,190			541,190
Reduction due to forfeitures			(19,875)		19,875			—
Employee stock transactions			1,076,883					1,076,883
Cumulative unrealized loss in available-for-sale securities						(26,464)		(26,464)
Foreign currency translation adjustment						(943,545)		(943,545)
Net income							9,674,615	9,674,615
Comprehensive income								8,704,606
Balance December 31, 2005	25,413,202	$25,413	$181,102,805	$(1,274,549)	$(3,187,145)	$(1,320,580)	$(89,575,858)	$85,770,086
Exercise of options	544,980	545	150,099					150,644
Grant of unrestricted shares	1,000	1	(1)					—
Restricted stock grants	51,000	51	339					390
Restricted stock grant retirements	(158,689)	(159)	159					—
Purchase of treasury shares				(238,610)				(238,610)
Stock-based compensation			934,505					934,505
Adoption of FAS 123R			(3,187,145)		3,187,145			—
Cumulative unrealized gain in available-for-sale securities						29,743		29,743
Foreign currency translation adjustment						672,419		672,419
Net loss							(388,315)	(388,315)
Comprehensive income								313,847
Balance December 31, 2006	25,851,493	$25,851	$179,000,761	$(1,513,159)	$ —	$ (618,418)	$(89,964,173)	$86,930,862
Exercise of options	176,949	177	269,196					269,373
Restricted stock grants	395,820	396	254					650
Restricted stock grant retirements	(68,621)	(69)	69					—
Purchase of treasury shares				(3,099,923)				(3,099,923)
FIN48 tax adjustment							(36,247)	(36,247)
Stock based compensation			2,373,613					2,373,613
Cumulative unrealized gain in available-for-sale securities						(2,925)		(2,925)
Foreign currency translation adjustment						166,599		166,599
Net loss							(6,940,871)	(6,940,871)
Comprehensive income (loss)								(6,777,197)
Balance December 31, 2007	26,355,641	$26,355	$181,643,893	$(4,613,082)	$ —	$ (454,744)	$(96,941,291)	$79,661,131

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Year Ended December 31,		
	2005	2006	2007
	($ in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 9,675	$ (389)	$ (6,941)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,865	6,954	8,014
Amortization of deferred compensation	541	—	—
Stock-based compensation expense	1,077	935	2,374
Gain on discontinued operations	(296)	(121)	—
Impairment charge			2,329
Deferred income taxes	(1,542)	1,542	—
Foreign currency exchange (gain) loss	471	(1,013)	(81)
Changes in operating assets and liabilities:			
Trade accounts receivable, net	398	(7,968)	6,299
Other current assets, security deposits and other assets	2,166	(754)	(122)
Accounts payable	(1,908)	6,049	(3,647)
Deferred revenue, accrued expenses and other current liabilities	1,630	(804)	(2,940)
Other long-term liabilities	(2,300)	(585)	(1,007)
Net cash provided by operating activities	18,777	3,846	4,278
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(1,100)	(1,559)	—
Purchases of property and equipment	(5,946)	(8,070)	(7,869)
Purchases of marketable securities	(53,905)	(57,409)	(42,840)
Proceeds from sales and maturities of marketable securities	30,648	50,619	52,544
Net cash provided by (used in) investing activities	(30,303)	(16,419)	1,834
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance (repayment) of indebtedness, net	(766)	(821)	(90)
Advances from Silicon Valley Bank	2,083	4,999	(7,793)
Issuance of common stock, net of costs	210	151	270
Purchase of treasury shares	—	(239)	(3,100)
Net payments on obligations under capital leases	(1,847)	(95)	(19)
Net cash provided by (used in) financing activities	(320)	3,996	(10,732)
Effect of foreign exchange rate changes on cash	(1,321)	1,198	190
Net increase (decrease) in cash and cash equivalents	(13,168)	(7,378)	(4,430)
Cash and cash equivalents, beginning of year	53,533	40,365	32,986
Cash and cash equivalents, end of period	$ 40,365	$ 32,986	$ 28,556
Supplemental disclosure of non-cash investing and financing activities:			
Cash paid for interest	$ 1,459	$ 1,143	$ 966
Cash paid for income taxes	$ 52	$ 878	$ 299
Notes issued to cover portion of acquisition price of Broad Street Digital	$ —	$ 561	$ —

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands except per share amounts)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Arbinet-thexchange, Inc. and subsidiaries ("Arbinet" or the "Company") is a solutions provider for the telecommunications industry, based primarily upon an electronic market for trading, routing and settling communications capacity. Members of the Company's exchange can anonymously buy and sell voice calls and Internet capacity based on route quality and price through the Company's centralized, efficient and liquid market. Through the Company's web-based interface and fully automated trading platform, members' orders are automatically matched using the Company's proprietary software and delivered through its state-of-the-art facilities.

On December 5, 2006, the Company acquired Flowphonics Limited (now known as Broad Street Digital Limited ("Broad Street Digital")), a license management platform for intellectual property rights and digital content distribution.

Principles of Consolidation

The consolidated financial statements include the accounts of Arbinet and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less when purchased to be cash equivalents.

Marketable Securities

Marketable securities generally consist of certificates of deposit with original maturities of between 90 and 360 days and highly liquid debt securities of corporations, agencies of the U.S. government and the U.S. government. These investments can be readily purchased or sold using established markets. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Such investments are classified as available-for-sale and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders' equity as a component of comprehensive income. Interest on marketable securities is recognized as income when earned. Realized gains and losses are calculated using specific identification.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired (See Note 14). Intangible assets consist of purchased existing technology, customer relationships and other intangible assets, all of which are generally amortized over periods ranging from two to ten years. Intangible assets are stated at cost, less accumulated amortization.

($ in thousands except per share amounts)

The Company follows the guidance of SFAS No. 141, "Business Combinations," which requires that business combinations be accounted for using the purchase method of accounting and acquired intangible assets meeting certain criteria be recorded apart from goodwill. In addition, the Company follows the guidance of SFAS No. 142 "Goodwill and Other Intangible Assets," which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized but instead are subject to an annual assessment for impairment by applying a fair value approach.

Software Capitalization

The Company accounts for the costs of computer software developed or obtained for internal use pursuant to Statement of Position, or SOP, 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," or SOP 98-1, which requires the capitalization of internal use software and other related costs under certain circumstances. External direct costs of materials and services related to the application development stage of projects have been capitalized in accordance with SOP 98-1. Capitalized costs of the project are amortized on a straight-line basis over the estimated useful life of five years from the point when the systems are placed in service.

Impairment of Goodwill and Long-Lived Assets

The Company assesses impairment of other long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the Company determines that the carrying value of a long-lived asset, other than goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not.

In addition, the Company tests goodwill for impairment as of the first day of its fiscal fourth quarter using a two-step process prescribed in SFAS No. 142, "Goodwill and Other Intangible Assets." The first step of the goodwill impairment test compares the fair value of the Company's net assets with their carrying value, including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired. If the carrying amount exceeds the fair value, the Company compares the fair value of goodwill with its carrying amount and recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value. Fair value is determined based on comparable market multiples or discounted cash flows where applicable.

The Company currently operates in two reportable segments and its goodwill is allocated to each segment. To increase resources available for its core voice and data segment, the Company is exploring strategic alternatives for Broad Street Digital and expects to divest the business in the second quarter of 2008. As a result of this decision, the Company recognized an impairment charge of approximately $2.3 million to write down the intangible and long lived assets of Broad Street Digital to their estimated fair value, $0.4 million, which is included in "prepaids and other current assets" in the accompanying balance sheet as of December 31, 2007.

($ in thousands except per share amounts)

Revenue Recognition

The Company recognizes trading revenues from minutes traded on its exchange, and fee revenues from access fees, credit risk premium fees, colocation service fees, annual membership fees and other value-added service fees. Revenues from minutes traded represent the price per minute multiplied by the number of minutes purchased by buyers through the Company's exchange. The Company recognizes trading revenues on a gross basis because the Company acts as a principal in the transactions and not in a broker or agent capacity. Additionally, the Company has the risks and rewards of ownership since the Company collects directly from the buyer and pays directly to the seller. The Company bears the credit risk of the transactions and any potential default by the buyer does not absolve the Company from paying the seller. Revenues from access fees generally represent the amounts the Company charges sellers and buyers based on their trading activity on the exchange with other customers (which the Company defines as "Members").

Revenues from credit risk premium fees represent the amount the Company charges members based on each Member's gross selling activity on the exchange for that period. Revenues from colocation service fees represent the amount the Company charges Members in order for the Member-owned equipment to be placed in the Company's premises. The Company recognizes revenue for access fees, credit risk premium fees and colocation service fees as the service is provided. Initial membership fees are recognized over a period of one year. Deferred revenue includes the portion of membership fees not yet recognized and fees billed in advance of the month when services are provided.

The Company's Broad Street Digital business acts as an intermediary or agent with respect to certain payments received from third parties. For example, the Company distributes music product on behalf of third-party record labels. Pursuant to Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," such transactions are recorded on a "gross" or "net" basis depending on whether the Company is acting as the "principal" in the transaction or acting as an "agent" in the transaction. The Company does not have substantial risks and rewards of ownership; accordingly, revenues are recorded on a net basis based on the amounts received, less participations and royalties paid to third parties.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes," or SFAS 109. Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts the realization of which is considered to be more likely than not.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, Accounting for Income Taxes" ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on

($ in thousands except per share amounts)

de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

Concentration of Credit Risk

Financial instruments that subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivables. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. The Company's U.K. subsidiary accounted for approximately 26%, 25%, and 24% of total fee revenues for the years ended December 31, 2005, 2006 and 2007, respectively. The Company's Hong Kong subsidiary accounted for approximately 1%, 1% and 2% in each of the years ended December 31, 2005, 2006 and 2007, respectively. No single Member accounted for more than 10% of fee revenues for the years ended December 31, 2005, 2006 and 2007.

The Company performs ongoing credit evaluations of its Members and, in certain cases, requires collateral from Members in the form of a cash deposit. For those Members that are both sellers and buyers for the minutes traded for a specific trading period, the Company offsets the amounts receivable against the amounts payable by the Company to such Member in accordance with the respective membership agreements. The Company has the legal right of offset according to its standard trading terms with Members.

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations to the Company, the Company records a specific allowance against amounts due to it and thereby reduces the net receivable to the amount the Company reasonably believes is likely to be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and its historical experience. If the financial condition of the Company's customers deteriorates or if economic conditions worsen, additional allowances may be required.

The Company has agreements with certain finance companies that provide the Company with global credit risk management services. Under these agreements, the finance companies provide credit protection on certain of the Company's members in the event of their inability to pay due to bankruptcy. The Company has established credit risk assessment and credit underwriting services with GMAC Commercial Finance LLC, or GMAC, which provides the Company with a level of credit risk protection. In addition, the Company and Silicon Valley Bank, or SVB, entered into a Non-Recourse Receivable Purchase Agreement on November 28, 2005 ("SVB Receivable Agreement") whereby SVB agrees to buy from the Company all right and title to and interest in the payment of all sums owing or to be owing from certain members arising out of certain invoices of such members up to an aggregate of $10 million. This agreement has an initial term of two years. In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—A Replacement of FASB Statement 125", the Company records the proceeds from the sale of receivables under the SVB Receivable Agreement as a liability until sums received from members are remitted to SVB. Such amounts are reflected as "Due to Silicon Valley Bank" in the accompanying balance sheets. Under the terms of the Company's agreements with GMAC and SVB, either GMAC or SVB assumes the credit risk of selected members to enable such members to purchase voice calls or Internet capacity on the exchange. The Company has certain minimum annual commissions due pursuant to the terms of the agreements with each of GMAC and SVB. Pursuant to the terms of the agreement with GMAC, which has been extended until April 30, 2008, and pursuant to the terms of the agreement with SVB, which terminates on November 28, 2008, the Company is required to pay minimum annual commissions of $370.

($ in thousands except per share amounts)

Fair Value of Financial Instruments

The Company's financial instruments at December 31, 2007 consist of accounts receivable, marketable securities, accounts payable and debt. For the year ended December 31, 2007, the Company did not have any derivative financial instruments. The Company believes the reported carrying amounts of its accounts receivable and accounts payable approximate fair value, based upon the short-term nature of these accounts. The fair value of the Company's loan agreements approximate carrying value at December 31, 2006 and 2007 as each of the loans bears interest at a floating rate. The fair value of the Company's marketable securities and notes payable approximates carrying value at December 31, 2006 and 2007 due to either the short-term maturity or the prevailing interest rates of these securities.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statement of operations.

The Company adopted SFAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statement of operations during 2006 included compensation expense for stock-based payment awards granted prior to but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with SFAS 123(R). As stock-based compensation expense recognized in the statement of operations in 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. In the pro forma information required under SFAS No. 148 for the periods prior to 2006, the Company accounted for forfeitures as they occurred, which was allowable under SFAS No. 123 but this treatment was eliminated under SFAS 123(R). SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The estimated forfeitures for certain groups of options were revised during 2006. The cumulative effect on periods prior to January 1, 2006, which was not material, as well as the effect on the results of operations for the year ended December 31, 2006 resulted in a reduction in compensation expense of approximately $747 (or $0.03 per diluted share) for 2006.

($ in thousands except per share amounts)

Total stock-based compensation expense recognized by the Company in the years ended December 31, 2006 and 2007 is reflected below:

	2006	2007
Stock-based compensation expense by caption:		
Operations and development	$273	$ 477
Sales and marketing	230	492
General and administrative	432	1,208
Severance	—	197
	$935	$2,374
Stock-based compensation expense by type of award:		
Stock options	$325	$1,354
Restricted stock and restricted stock units	610	1,020
	$935	$2,374

Through December 31, 2005, the Company accounted for its stock plans using the intrinsic value method prescribed by APB 25 and related interpretations and provided the required pro forma disclosures of SFAS 123, "Accounting for Stock-Based Compensation." The following presents pro forma income and per share data as if a fair value based method had been used to account for stock-based compensation for the twelve months ended December 31, 2005:

	2005
Net income (loss) attributable to common stockholders, as reported	$ 9,675
Add: Stock-based compensation expense as reported	1,618
Deduct: Stock-based employee compensation expense determined under fair-value-based method	(11,331)
Pro forma net income (loss)	$ (39)
Income (loss) per share:	
Basic—as reported	$ 0.39
Diluted—as reported	$ 0.38
Basic—pro forma	$ 0.00
Diluted—pro forma	$ 0.00

The stock-based compensation expense recorded for the years ended December 31, 2006 and 2007 and the pro forma stock-based compensation for the year ended December 31, 2005, may not be representative of the effect of stock-based compensation expense in future periods due to the level of options issued in past years (which level may not be similar in the future), assumptions used in determining fair value (including the volatility of the Company's common stock), the estimated forfeiture rate and the accelerated vesting of certain options in fiscal 2005.

Foreign Currency

The financial position and results of operations of the Company's United Kingdom subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the

($ in thousands except per share amounts)

exchange rate in effect at year-end. Income statement accounts and cash flows are translated at the average rate of exchange prevailing during the period. Translation adjustments, arising from the use of differing exchange rates, are included in accumulated other comprehensive income (loss). Net gains (losses) resulting from foreign currency transactions were approximately $(471), $1,013, and $81 for the years ended December 31, 2005, 2006 and 2007, respectively, and are included in other income (expense), net in the accompanying consolidated statements of operations.

In the second quarter of 2005, the Company designated, on a prospective basis, approximately $12.0 million of its receivable from its U.K. subsidiary as permanent in nature and commenced reporting foreign exchange translation gains and losses on that amount as a component of accumulated other comprehensive loss included in stockholders' equity. Prior to its designation as long term, the translation gains and losses related to this portion of the intercompany receivable were included in other income (expense), net in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Leases and Leasehold Improvements

The Company accounts for leases in accordance with SFAS No. 13, "Accounting for Leases" and other related authoritative guidance. The Company records rent expense for leases that contain scheduled rent increases on a straight-line basis over the lease term.

Reclassifications

Certain amounts in the comparative periods have been reclassified to conform to the current period's presentation in the consolidated statements of operations and consolidated statements of cash flows. Amounts repaid under the Silicon Valley Bank ("SVB") Non-Recourse Receivable Purchase Agreement are presented as "Payments to Silicon Valley Bank" in the accompanying statements of cash flows. Certain software and hardware maintenance costs were reclassified from "General and administrative" to "Operations and development" and "Sales and marketing". In addition, costs related to the Company's third party credit arrangements were reclassified from "Other income (expense)" to "Interest expense" in the accompanying statements of operations.

Effects of Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for non-financial assets and liabilities. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated results of operations, cash flows and financial position.

($ in thousands except per share amounts)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows measurement of specified financial instruments, warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings in each period. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated results of operations, cash flows and financial position.

Earnings Per Share

Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of convertible preferred stock, options and warrants as if they were exercised. During a loss period, the effect of the convertible preferred stock and the potential exercise of stock options and warrants were not considered in the diluted earnings per share calculation since the effect would be antidilutive.

The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common share equivalent shares outstanding:

	Year Ended December 31,		
	2005	2006	2007
Basic number of common shares outstanding	24,590,454	25,177,662	25,072,482
Dilutive effect of stock options and warrants	1,187,286	—	—
Dilutive number of common and common share equivalents	25,777,740	25,177,662	25,072,482

For the years ended December 31, 2006 and December 31, 2007 outstanding stock options of 3,248,321 and 3,664,470 respectively, have been excluded from the above calculations because the effect on net loss per share would have been antidilutive. For the years ended December 31, 2006 and 2007, 11,849 and 1,439 warrants, respectively, have been excluded from the above calculations because the effect on net loss per share would have been antidilutive. Unvested restricted stock units of 306,109 and 480,320 have been excluded from the above calculations for the years ended December 31, 2006 and 2007, respectively, as the impact would have been antidilutive.

2. RESTRUCTURING CHARGES

During 2001 and 2002, the Company exited two separate facilities and accordingly recorded charges for the future lease obligations, net of estimated sub-lease income. During the fourth quarter of 2005, the Company renegotiated the lease terms for a leased property that was exited in 2001, under a lease termination agreement that requires the Company to make scheduled payments through December 31, 2009. Accordingly, the Company recorded an adjustment of approximately $0.9 million to reduce the liability for future estimated lease payments.

In August 2007, the Company decommissioned certain fixed assets at 611 West 6th Street in Los Angeles and relocated its Los Angeles switch operations to one of the sites which had been exited in December 2002. As a result, the Company recognized a gain of $1.0 million representing the reversal of the remaining liability related to the abandoned space placed back into service. In addition, the Company recognized a charge of $0.3

($ in thousands except per share amounts)

million representing the present value of the future lease obligations remaining on the West 6th Street site. A gain of $0.7 million, representing the net impact of these two transactions, has been reflected as a restructuring benefit in the accompanying statement as operations for the year ended December 31, 2007.

The table below shows the amount of the charges and the cash payments related to the Company's restructuring liabilities.

	Total
Balance at December 31, 2004	$ 4,576
Cash payments	(1,429)
Adjustment to liability for revision in estimate based on settlement agreement	(922)
Balance at December 31, 2005	$ 2,225
Cash payments	(501)
Balance at December 31, 2006	$ 1,724
Cash payments	(492)
Reversal of liability for previously abandoned lease site	(996)
Future lease obligation W. 6th Street	296
Balance at December 31, 2007	$ 533

As of December 31, 2007, $206 of the balance is recorded in accrued expenses and other current liabilities and $327 is recorded in other long-term liabilities, in the accompanying balance sheet.

3. DISCONTINUED OPERATIONS

In October 1999, the Company ceased the operations of Bell Fax, Inc., or Bellfax, a wholly-owned subsidiary. Bellfax was engaged in the sale and rental of telecommunication equipment and operating international routes. Bellfax's operations focused on the transfer of telecommunications capacity in specific markets for an individual telecommunications company, using Bellfax's proprietary software and network infrastructure. Accordingly, $296, net of income tax of $20, was recognized as income from discontinued operations in 2005. In 2006, management reevaluated the liability related to Bellfax and determined that approximately $225 was needed at December 31, 2006. Accordingly, $125, net of income tax of $4, was recognized as income from discontinued operations in 2006. No adjustment to the liability was recognized in 2007.

($ in thousands except per share amounts)

4. MARKETABLE SECURITIES

Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the year ended December 31, 2007. All marketable securities at December 31, 2007 have a maturity of one year or less. As of December 31, 2006 and 2007, the Company's net unrealized gains in its available-for-sale securities were not material. All of the marketable securities held at December 31, 2006 matured at various dates in 2007 resulting in no realized gain or loss. The following is a summary of marketable securities at December 31, 2007 by type:

	2006	2007
Commercial paper	$21,431	$19,613
U.S. Government and federal agency obligations	4,380	1,507
Certificates of deposit	3,449	21
Corporate bonds	10,330	8,480
	39,590	29,621
Less: amounts classified as cash equivalents	9,540	9,277
Total marketable securities	$30,051	$20,344

There were no individual marketable securities that carried an unrealized loss for the past twelve consecutive months.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006 and 2007:

	2006	2007	Estimated Useful Life
Telecommunications equipment and software	$ 59,509	$ 61,863	5 to 7 years
Furniture, fixtures and office equipment	6,235	7,137	5 to 7 years
Leasehold improvements	8,116	7,915	Shorter of initial lease term or useful life
	73,860	76,915	
Less accumulated depreciation and amortization	(50,033)	(53,913)	
Property and equipment, net	$ 23,828	$ 23,002	

Property and equipment, net, includes equipment under capital leases of $1,627 and $905 (net of accumulated depreciation of $5,401 and $3,977) at December 31, 2006 and 2007, respectively. As the obligations under certain of these capital leases have been satisfied, only $21 and $5 (net of accumulated depreciation of $59 and $75) of these assets continue to secure obligations under capital leases still outstanding at December 31, 2006 and 2007, respectively. Property and equipment, net, includes capitalization of software for internal use of $6,256 and $6,226 (net of accumulated amortization of $21,936 and $24,182) at December 31, 2006 and 2007, respectively. Amortization of capitalized software for internal use was $3,275, $2,500 and $2,751 in 2005, 2006 and 2007, respectively. Property and equipment, net includes approximately $5.6 million and $4.7 million of assets located in the Company's leased facilities in the United Kingdom and approximately $0.6 million and $0.5 million of assets located in the Company's leased facility in Hong Kong as of December 31, 2006 and 2007, respectively.

($ in thousands except per share amounts)

During 2006 and 2007, the Company decommissioned certain fixed assets located at its exchange delivery points ("EDP"s) in New York City, Los Angeles and London, England. Management is committed to selling this equipment and has engaged a third party to facilitate the sale. The Company expects to recover the carrying amount, which is approximately $545, as of December 31, 2007. The Company believes these assets will be sold no later than the end of the third quarter of fiscal 2008. The carrying value of this equipment that is held for sale is included in "prepaids and other current assets" as of December 31, 2007. The carrying amount of this equipment as of December 31, 2006 was approximately $827, of which $699, was included in "property and equipment, net" and the balance in "prepaids and other current assets".

6. INDEBTEDNESS

Indebtedness consisted of the following at December 31, 2006 and 2007:

	2006	2007
GECC Loan	$ 90	$ —
Less current portion	(90)	—
Loan payable—long term	$ —	$ —

GECC Loan. Under the terms of the agreement, borrowings by the Company bore interest at 7% per annum and were payable in monthly payments of approximately $72 with the final scheduled payment of approximately $90 paid in January 2007.

Silicon Valley Bank Loan. The Company entered into an agreement with SVB, whereby SVB provides the Company with receivables financing on certain of the Company's trade accounts receivables up to $25 million (the "SVB Agreement"). Interest is accrued on the daily outstanding loan balance at a rate equal to the prime rate of 7.25% at December 31, 2007. As of December 31, 2007, the full amount was available to the Company as no amounts were outstanding under the SVB Agreement. Arbinet's current credit facility with SVB expires on November 28, 2008. See Note 1 regarding the SVB Receivable Agreement.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2006	2007
Compensation and related benefits	$ 1,531	$1,608
Security deposits from members	2,220	1,999
Rent	628	351
Prepayments from members	3,050	2,992
Value added tax	660	—
Professional fees	1,200	812
Litigation settlement	600	—
Other	530	551
	$10,419	$8,313

($ in thousands except per share amounts)

8. SEGMENT REPORTING

In fiscal year 2007, the Company has two reportable segments, Voice and Data Services, which is an electronic market for trading, routing and settling communications capacity, and Digital Media, which currently operates a license management platform for intellectual property rights and digital content distribution. In fiscal 2006, the Company operated in one business segment. Management identified the segments in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The chief operating decision maker is the President and Chief Executive Officer or Chief Executive Officer. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

The Company evaluates the performance of each reportable segment based on fee revenues and income (loss) from operations. Asset balances by reportable segment have not been included in the segment table below, as these are managed on a company-wide level and are not allocated to each segment for management reporting purposes.

	For the Year ended December 31, 2007		
	Voice and Data Services	Digital Media	Consolidated
Fee revenues	$50,058	$ 88	$50,146
Depreciation and amortization	7,574	440	8,014
Loss from operations	(3,905)	(5,153)	(9,058)
Interest income	2,744	2	2,746
Interest expense	(939)	(27)	(966)
Other income (expense), net	600	(31)	569
Loss before income taxes	$ (1,500)	$(5,209)	$ (6,709)

9. STOCKHOLDERS' EQUITY

On June 11, 2007, the Board of Directors of Arbinet authorized the repurchase of up to $15.0 million of the Company's common stock at anytime and from time to time (the "Repurchase Plan"). The share repurchases may be made at management's discretion in the open market in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price, and other factors. The Repurchase Plan may be suspended or discontinued at any time. Shares of the Company's common stock repurchased under the Repurchase Plan are held in the Company's treasury. As of December 31, 2007, under the Repurchase Plan, the Company had repurchased 517,078 shares of its stock for approximately $2.9 million. On February 26, 2008 the Company's Board of Directors terminated the Repurchase Plan.

10. STOCK BASED COMPENSATION

Stock Options

The Company established a 2004 Stock Incentive Plan, as amended (the "2004 Plan"), which provides the granting of options to officers, employees, directors, and consultants of the Company. As of December 31, 2007,

($ in thousands except per share amounts)

options to purchase 1,380,514 shares of common stock were available for future grants under the 2004 Plan. As of December 31, 2006 and 2007, 3,248,321 and 3,664,470 shares of common stock were reserved for stock options granted. As of December 31, 2006 and 2007, 1,439 shares were reserved for warrants to purchase common stock. These warrants are exercisable at $4.99 per share. Options outstanding as of December 31, 2006 and December 31, 2007 include option grants under the 2004 Plan as well as the Amended and Restated 1997 Stock Incentive Plan and the First Amended and Restated Non-employee Directors' and Advisors' Stock Option Plan.

Options granted under the 2004 Plan generally have a four-year vesting period and expire ten years after grant. Most of the Company's stock options vest ratably during the vesting period, as opposed to awards that vest at the end of the vesting period. the company recognizes compensation expense for options using the straight-line basis, reduced by estimated forfeitures. Total unrecognized stock-based compensation expense related to total nonvested stock options expected to vest was approximately $3.9 million at December 31, 2007 with a remaining weighted average period of approximately 19 months over which such expense is expected to be recognized. Upon exercise of stock options, the Company typically issues new shares of common stock (as opposed to using treasury shares).

On June 11, 2007, J. Curt Hockemeier resigned as Chief Executive, President and Director of Arbinet, effective immediately. In connection with Mr. Hockemeier's resignation, Arbinet entered into a Resignation Agreement with Mr. Hockemeier dated June 11, 2007 (the "Resignation Agreement"). The Resignation Agreement provided for the acceleration of certain of Mr. Hockemeier's outstanding stock options, restricted stock, and restricted stock units, resulting in additional stock-based compensation of $197 being recognized in the second quarter of 2007.

On August 25, 2005, the Company's Board of Directors approved the accelerated vesting of all unvested employee stock options issued under the Company's 2004 Plan with an exercise price in excess of $10.00 per share. Pursuant to this action, options to purchase approximately 1.4 million shares of the Company's common stock became exercisable immediately. Based on the closing price on August 24, 2005 of $6.35, none of these options had intrinsic economic value at the time. The vesting acceleration enabled the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of SFAS 123(R) in January 2006. As a result of this change, the Company expects to reduce the pre-tax stock option expense it otherwise would have been required to record under SFAS 123(R) by approximately $7.8 million over a four-year period of which approximately $2.5 million was avoided in 2006.

The fair market value of each option grant for all years presented has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2006	2007
Expected option lives	4 years	4 years	4 years
Risk-free interest rates	3.88%	4.52%	4.22%
Expected volatility	46.1%	50.0%	48.0%
Dividend yield	0%	0%	0%

Expected volatilities are based on historical volatility of the stock of the Company and guideline companies. The expected life of options granted is based on historical experience and on the terms and conditions of the options. The risk-free rates are based on the U.S. Treasury Strip yield in effect at the time of the grant.

($ in thousands except per share amounts)

A summary of the Company's stock options activity (including options granted outside the 2004 Plan to non-employees) during 2005, 2006 and 2007 is presented below:

	2005	Weighted Average Exercise Price	2006	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Outstanding, at beginning of year	2,024,298	$ 6.88	2,639,173	$ 12.09	3,248,321	$ 9.37
Granted	883,815	21.82	1,765,356	5.09	1,016,940	6.01
Exercised	(176,735)	(1.19)	(544,980)	(0.27)	(176,949)	(1.52)
Forfeited	(92,205)	(14.63)	(611,228)	(16.86)	(423,842)	(11.25)
Outstanding, at end of year	2,639,173	$ 12.09	3,248,321	$ 9.37	3,664,470	$ 8.71
Options exercisable at year-end	2,259,552	$ 13.13	1,506,529	$ 14.20	1,794,920	$ 11.72
Weighted average grant date fair value of options granted during the year	$ 7.83		$ 2.38		$ 2.67	

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Number Outstanding	Weighted Average Years Remaining on Contractual Life	Number Exercisable
$016 – $1.00	179,292	4.2	179,292
$1.01 – $4.00	46,636	5.4	46,636
$4.01 – $7.00	2,523,165	9.2	666,255
$7.01 – $9.00	143,942	6.3	131,302
$9.01 – $16.00	250,249	6.9	250,249
$16.01 – $20.00	70,936	6.6	70,936
$20.01 – $25.00	4,000	7.1	4,000
$25.01 – $26.55	446,250	7.1	446,250
	3,664,470		1,794,920
Total vested and expected to vest	3,474,841	8.3	
Total Intrinsic Value	$2.7 million		$1.8 million

The intrinsic value of options exercised during the years ended December 31, 2006 and 2007 was approximately $4.1 million and $0.8 million, respectively. The fair value of options vested during the years ended December 31, 2006 and 2007 was approximately $0.6 million and $2.2 million, respectively. The weighted-average exercise price of options vested and expected to vest as of December 31, 2007 was $8.71 per share.

Restricted Stock Awards

Restricted stock awards granted under the 2004 Plan generally have a three-year vesting period. Most of the Company's restricted stock awards are subject to graded vesting in which portions of the award vest at different

($ in thousands except per share amounts)

times during the vesting period, as opposed to awards that vest at the end of the vesting period. The Company recognizes compensation expense for restricted stock awards subject to graded vesting using the straight-line basis, reduced by estimated forfeitures. Total unrecognized stock-based compensation expense related to total nonvested restricted stock awards expected to vest was approximately $1.6 million at December 31, 2007 with a remaining weighted average period of approximately 11 months over which such expense is expected to be recognized. The fair value of shares that vested during the year ended December 31, 2007 was approximately $0.5 million.

Restricted stock activity for the years ended December 31, 2006 and 2007 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested at January 1, 2006	590,845	$ 6.25
Granted	51,000	4.64
Vested during period	(177,047)	(5.99)
Forfeited	(158,689)	(7.20)
Unvested at December 31, 2006	306,109	$ 2.10
Granted	395,820	$ 5.84
Vested during period	(126,985)	$(6.01)
Forfeited	(94,624)	$(4.79)
Unvested at December 31, 2007	480,320	$ 5.87

Performance Share Awards

Pursuant to the 2004 Plan, in the third and fourth quarters of 2006, the Company entered into Performance Share Award Agreements (the "Award Agreements") whereby it granted performance share awards (the "Awards") to certain executives of the Company. These Awards provide recipients with the opportunity to earn shares of common stock of the Company, the number of which shall be determined pursuant to, and subject to the attainment of performance goals. The performance goals are determined based on compound annual revenue and earnings growth as defined in each agreement. Under SFAS 123(R), accruals of compensation expense for an award with a performance condition is based on the probable outcome of the performance conditions. As of December 31, 2007, management has assessed that it is not probable that the Company will attain the future performance goals as set forth in the Award Agreements. The Company may record stock-based compensation expense in future periods related to these Awards if it becomes probable that the future performance goals will be achieved.

($ in thousands except per share amounts)

11. INCOME TAXES

The income tax (benefit) expense consists of the following:

	2005	2006	2007
Current:			
Federal	$ 175	$ 70	$ (12)
State	69	400	244
Total Current	244	471	232
Deferred:			
Federal	(1,079)	1,079	—
State	(463)	463	—
Total Deferred	(1,542)	1,542	—
Total income tax (benefit) expense	$(1,298)	$2,013	$232

The Company recorded an income tax provision of approximately $232 for the year ended December 31, 2007 primarily representing the statutory requirements for state taxes.

The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of the Company's net operating loss carryforwards in 2005 and the reversal of same in 2006, the impact of state taxes and the impact of foreign taxes on the portion of pre-tax income associated with the Company's U.K. subsidiary. The reconciliation of income taxes from continuing operations computed at U.S. federal statutory rates to income tax expense is as follows:

	2005	2006	2007
Tax expense at federal statutory rate (35%)	$ 2,828	$ 526	$(2,348)
State taxes, net of federal benefit	(253)	544	150
Losses with no benefit	1,010	1,080	1,769
Non-deductible expenses	53	103	337
Federal tax payments in excess of prior year estimate	—	49	—
Utilization of NOLs and changes in valuation allowance-federal	(4,937)	(289)	324
Total income tax expense (benefit)	$(1,298)	$2,013	$ 232

The components of income from continuing operations before income taxes are as follows:

	2005	2006	2007
Income (loss)-U.S.	$10,932	$ 4,590	$(1,655)
Income (loss)-international	(2,851)	(3,087)	(5,054)
	$ 8,081	$ 1,503	$(6,709)

($ in thousands except per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the deferred tax assets and liabilities at December 31 are as follows:

	2006	2007
Deferred tax liabilities:		
Depreciation	$ (8,547)	$ (7,773)
Intangible assets	(624)	—
Deferred tax liability	(9,171)	(7,773)
Deferred tax assets:		
Net operating loss carryforwards	37,572	38,444
Impairments	7,323	7,449
Accrued rent	1,552	987
Deferred income	950	775
Litigation reserve	262	—
Other	1,219	1,727
Deferred tax asset	48,878	49,382
Valuation allowance	(39,708)	(41,609)
Net Deferred Tax Asset	$ —	$ —

When evaluating the ability for the Company to record a net deferred tax asset, SFAS No. 109 "Accounting for Income Taxes" requires the Company consider all sources of taxable income as well as all available evidence to determine whether it is more likely than not that it will be able to utilize this asset. At December 31, 2006 and December 31, 2007, a full valuation allowance in the amount of $39.7 and $41.6 million, respectively, has been recorded against net deferred tax assets since, at those dates, the Company was unable to conclude that it was more likely than not that it would realize those assets. The Company will continue to refine and monitor all available evidence during future periods to evaluate the recoverability of its deferred tax assets.

Approximately $301 of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital rather than current income when subsequently recognized.

At December 31, 2007, the Company had net operating loss, or NOL, carryforwards of approximately $79.7 million for U.S. federal income tax purposes that expire on various dates between 2020 and 2027 if not utilized. The availability of NOL carryforwards to offset future taxable income may be subject to annual limitations imposed by Internal Revenue Code Section 382 as a result of an ownership change. Management has concluded that an ownership change occurred during 2007. However, based on the market value of the Company at such date, the Company believes that this ownership change will not significantly impact its ability to use net operating losses in the future to offset taxable income.

In 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, Accounting for Income Taxes" ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by

($ in thousands except per share amounts)

the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

As a result of the implementation of FIN 48, the Company identified an aggregate of approximately $625 of unrecognized tax benefits, including related estimated interest and penalties, of $3 and $8 respectively, due to uncertain tax positions. Approximately $589 of these uncertain tax positions resulted in a reduction of deferred tax assets against which the Company had recorded a full tax valuation allowance on its balance sheet. The balance of the unrecognized tax benefits, amounting to $36, which includes interest and penalties, was recorded as an increase to accumulated deficit and an increase of $36 to "other long-term liabilities." At December 31, 2007, the amount of unrecognized tax benefits is $628, including interest and penalties, of which recognition of $39 would impact the Company's effective tax rate. While the Company believes that it has identified all reasonably identifiable exposures and that the reserve it has established for such exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures will be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause the Company to either materially increase or reduce the amount of its tax reserve.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Balance at January 1, 2007	$614
Additions related to current year tax positions	—
Additions for prior year tax positions	—
Reductions for prior year tax positions	—
Settlements	—
Balance at December 31, 2007	$614

The Company recognizes potential interest and penalties relating to income tax positions as a component of the provision for income taxes. As of January 1, 2007, the Company recorded a liability for the payment of interest and penalties of $3 and $8, respectively. The Company recorded $3 in interest expense in its income tax provision for the year ended December 31, 2007, and an increase of $3 to "other long-term liabilities."

The Company's U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the years 2003 onward. The Company is no longer subject to federal, state or foreign income tax assessments for years prior to 2003. The Company is not currently under examination by the Internal Revenue Service. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. The Company is not currently under examination in any state jurisdictions.

Foreign income tax returns are generally subject to examination for a period of three to nine years after filing of the respective return. The Company is currently under examination in the United Kingdom for its 2004 and 2005 tax years. In the event that the Company's income tax examination in the United Kingdom concludes within the next twelve months, the Company's total amounts of unrecognized tax benefits, excluding related estimated interest and penalties, may change. Depending on the outcome of this examination, a reasonable

($ in thousands except per share amounts)

estimate of the range of this possible change is from an increase of $408 to a decrease of $612 in deferred tax assets. The Company had recorded a full tax valuation allowance on its balance sheet and this item will have no impact on the statement of operations.

12. 401(k) PLAN

The Company contributions under the 401(k) Plan are computed at 4% of an employee's eligible compensation subject to certain limits. Contributions into the Plan in 2005, 2006 and 2007 were approximately $251, $278 and $340, respectively. These contributions were recorded as expense for each year in the consolidated statements of operations.

13. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The litigation process is inherently uncertain, and the Company cannot guarantee that the outcomes of the following proceedings and lawsuits will be favorable or that they will not be material to the Company's business, results of operations or financial position. However, the Company does not currently believe that these matters will have a material adverse effect on its business, results of operations or financial position.

World Access Proceeding

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group (collectively "the Debtors"), filed a lawsuit against the Company in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to the Company as a buyer on the exchange, which total approximately $855. The Debtors claim that such payments were preferential transfers under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys' fees and interest. The Company filed an answer to the complaint on April 18, 2003, denying the Debtors' claims for relief and asserting several affirmative defenses. On August 12, 2003, the Company served discovery on the attorneys for World Access and its related entities. Shortly after the Company served discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors' preference complaints in the case have been continued. In September 2004, the Debtors confirmed a Plan of Liquidation that created a trust to proceed with liquidating avoidance actions. The Trustee has been substituted as the Plaintiff in all avoidance actions. The next status hearing in the case is scheduled for April 9, 2008. No trial date has been set.

World-Link Proceeding

On December 15, 2005, the Company filed a patent infringement lawsuit against World-Link Telecom, Inc. in the U. S. District Court in the Eastern District of New York. The Company asserts that World-Link has infringed three of the Company's U.S. patents relating to the trading of telecommunications capacity, namely, U.S. Patent Nos. 6,226,365; 6,442,258; and 6,542,588. The Company seeks damages and injunctive relief.

World-Link filed its Answer and Counterclaims to the Complaint on January 23, 2006. By its Answer, World-Link denied the Company's infringement allegations and asserted that the claims of the patents in suit are

($ in thousands except per share amounts)

invalid. World-Link also asserted a counterclaim for declaratory judgment that it did not infringe the patents in suit and that the patents in suit were invalid, and counterclaims for tortuous interference with contractual relations and monopolization or attempted monopolization under Section 2 of the Sherman Act.

On April 5, 2007, World-Link filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the US Bankruptcy Court, District of New Jersey, and the Company served a new complaint on the World-Link affiliates. The parties entered into a Stipulation of Settlement resolving this matter, and an order was entered in the US Bankruptcy Court, District of New Jersey approving the settlement on November 20, 2007.

Operating Leases

The Company leases office facilities and certain equipment under operating leases expiring through 2015. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. In addition, certain lease agreements contain renewal options and rent escalation clauses. The Company does not consider any individual lease material to its operations. Aggregate future minimum rental payments are:

Year ending December 31:	
2008	$ 3,403
2009	3,286
2010	2,516
2011	1,845
2012	1,884
Thereafter	5,456
	$18,390

Rent expense for the years ended December 31, 2005, 2006 and 2007, was approximately $2,974, $2,938 and $2,971, respectively. Approximately $2.3 million and $2.4 million of security deposits as of December 31, 2006 and 2007, respectively, represent collateral for the landlords under various leases. The Company has approximately $3.0 million and $2.2 million recorded as accrued rent in other long-term liabilities as of December 31, 2006 and 2007, respectively. These amounts principally represent the difference between straight-line rent expense recorded and the rent payments as of December 31, 2007.

Capital Leases

The Company leases certain equipment under capital leases, which expire at various dates through 2008. Borrowings under capital leases bear interest at 10.83% per annum. Amounts charged to interest expense related to capital leases were approximately $100, $6 and $7 for the years ended December 31, 2005, 2006 and 2007, respectively. The minimum future lease obligations as of December 31, 2007, are $7.

Purchase Obligations

The Company has an agreement with one of its equipment vendors, which obligates the Company to purchase certain equipment and services for approximately $2.0 million in 2008, $1.0 million in 2009 and $1.0 million in 2010. The Company has made purchases from this vendor of approximately $2.0 million, $1.5 million and $1.2 million in 2005, 2006 and 2007, respectively.

($ in thousands except per share amounts)

Employment Offer Letters

The Company has several employment offer letters with officers of the Company. These offer letters provide for an annual base compensation and the issuance of stock options. These stock options were granted at fair market value. These offer letters generally contain provisions for severance payouts in the event of termination of employment of the officers.

14. GOODWILL AND INTANGIBLE ASSETS

Broad Street Digital Limited

In December 2006, the Company, through its wholly-owned subsidiary, Broad Street Digital Inc., acquired all of the outstanding common stock of Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs.

The results of operations of this business and the estimated fair market values of the acquired assets have been included in the consolidated financial statements from the date of the acquisition. The results of operations of this business that are included for the year ended December 31, 2006 are immaterial. The components of the aggregate costs of the transaction are as follows:

Cash	$1,559
Notes Payable	561
	$2,120

As part of the consideration of the acquisition, Broad Street Digital Inc. issued notes payable to two former shareholders of Broad Street Digital Limited. Subsequent to the transaction, these former shareholders became employees of the Company. These notes bear interest at 5% per annum. Notes payable totaling $93 were paid in June 2007 and notes payable totaling approximately $388 were paid in January 2008, with the balance of $80 being paid in eight monthly installments of $10 based upon conditions outlined in the underlying notes.

The purchase price for the Broad Street Digital acquisition was allocated to assets acquired based on their estimated fair values determined by management with the assistance of a third-party appraiser as follows:

		Estimated Amortizable Life
Total tangible assets	$ 21	N/A
Existing customer relationships	800	7 years
Software	500	5 years
Patents	450	5 years
Goodwill	349	N/A
	$2,120	

To increase resources available for its core businesses, the Company is exploring strategic alternatives for Broad Street Digital Ltd. and expects to divest the business in the second quarter of 2008. As a result, the Company recognized an impairment charge of approximately $2.3 million to write down the intangible and long lived assets of Broad Street Digital to $0.4 million, representing their estimated fair value as determined by management with the assistance of a third-party appraiser.

($ in thousands except per share amounts)

The balance of goodwill was $2,183 and $2,196 at December 31, 2006 and 2007, respectively. The change in the carrying amount is primarily related to the difference in the exchange rate in effect at December 31, 2006 and 2007. The goodwill balances are recorded using the local currency (British Pounds Sterling) as the functional currency and are translated into US dollars at the exchange rate in effect at year-end.

The following table summarizes the intangibles subject to amortization at the dates indicated:

	December 31, 2006			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patent	$1,880	$175	$1,705	$1,100	$ 270	$ 830
Non-compete agreement	102	77	25	104	104	—
Acquired technology	133	133	—	135	135	—
Software	500	8	492	—	—	—
Existing customer relationships	2,535	400	2,135	1,761	572	1,188
Total intangibles	$5,150	$793	$4,357	$3,099	$1,080	$2,018

	December 31, 2006			December 31, 2007		
By Segment	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Voice and Data Services	$3,070	$762	$2,308	$3,099	$1,080	$2,018
Digital Media	2,080	31	2,049	—	—	—
Consolidated	$5,150	$793	$4,357	$3,099	$1,080	$2,018

Amortization expense for intangibles totaled approximately $380 and $609 for the years ended December 31, 2006 and 2007, respectively. Aggregate amortization expense for intangible assets is estimated to be:

Year ending December 31:	
2008	$284
2009	284
2010	284
2011	284
2012	284
Subsequent years	598

15. QUARTERLY INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2007:					
Total revenues	$142,206	$134,608	$129,238	$127,985	$534,037
Cost of trading revenues	129,561	122,212	116,797	115,546	484,116
Income (loss) from operations	(2,508)	(3,268)	435	(3,717)	(9,058)
Net income (loss)	(1,876)	(2,474)	984	(3,575)	(6,941)
Earnings (loss) per share:					
Basic	$ (0.07)	$ (0.10)	$ 0.04	$ (0.15)	$ (0.28)
Diluted	$ (0.07)	$ (0.10)	$ 0.04	$ (0.15)	$ (0.28)

($ in thousands except per share amounts)

Year ended December 31, 2006:					
Total revenues	$129,341	$127,253	$137,842	$148,543	$542,979
Cost of trading revenues	117,574	115,769	126,110	135,705	495,159
Income from operations	685	(1,604)	(81)	(831)	(1,831)
Net income	1,234	(588)	659	(1,693)	(389)
Earnings per share:					
Basic	$ 0.05	$ (0.02)	$ 0.03	$ (0.07)	$ (0.02)
Diluted	$ 0.05	$ (0.02)	$ 0.03	$ (0.07)	$ (0.02)

Net loss for the first quarter 2007 included a provision for litigation of $1,150. Net loss for second quarter 2007 includes a pre-tax charge to earnings of $1,021 for severance costs and a provision for litigation of $790. Fourth quarter 2007 includes a pre-tax impairment charge of $2.3 million to write down Broad Street Digital's intangible and other long-lived assets to their estimated fair value. In addition, fourth quarter 2007 results include the reversal of $0.1 million in interest expense related to a liability recorded upon adoption of FIN 48, which was reversed against retained earnings due to the finalization of the related tax study.

Net loss for the fourth quarter 2006 includes a charge to earnings of $600 representing management's estimate of the cost to settle a litigation matter and an income tax provision of $1.5 million primarily related to the reestablishment of a full valuation allowance against deferred tax assets. Net loss for the second quarter 2006 includes a gain of $120 related to a discontinued operation from 1999.

16. SUBSEQUENT EVENTS [UNAUDITED]

On February 28, 2008 the Company announced that its Board of Directors approved a special one-time cash distribution of $0.40 per share. The aggregate total distribution is estimated to approximate $10.1 million based on approximately 25.4 million shares outstanding as of February 28, 2008. The special cash distribution will be paid on March 28, 2008 to record holders of the Company's common stock as of the close of business on March 12, 2008. The special cash distribution replaces the Company's existing $15.0 million stock repurchase plan, previously announced on June 11, 2007, under which the Company repurchased approximately 835,000 shares. The stock repurchase plan was terminated.

In connection with the declaration of the special cash distribution, the Company's Board of Directors approved adjustments to certain of its outstanding stock option awards, and all of its outstanding stock appreciation awards and restricted stock unit awards. These adjustments were intended to ensure that its employees, directors and other persons who hold such equity awards are not disadvantaged by the planned special cash distribution and had the same fair value to the holder before and after giving effect to the payment of the special cash distribution.

Schedule II

Valuation and Qualifying Accounts
Years Ended December 31, 2007, 2006 and 2005

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2007				
Allowance for Doubtful Accounts	$1,182,892	$946,223	$(648,398)	$1,480,717
Year ended December 31, 2006:				
Allowance for Doubtful Accounts	$ 827,462	$590,071	$(234,641)	$1,182,892
Year ended December 31, 2005:				
Allowance for Doubtful Accounts	$ 899,902	$485,480	$(557,920)	$ 827,462

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2007:				
Valuation Allowance on deferred tax asset	$39,707,553	$1,901,777	—	$41,609,330
Year ended December 31, 2006:				
Valuation Allowance on deferred tax asset	$39,896,823	$1,542,125	$(1,731,395)	$39,707,553
Year ended December 31, 2005:				
Valuation Allowance on deferred tax asset	$42,737,557	$ —	$(2,840,734)	$39,896,823

EXHIBIT 31.1

CERTIFICATION

I, William M. Freeman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Arbinet-thexchange, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 14, 2008

/S/ WILLIAM M. FREEMAN

William M. Freeman
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, John B. Wynne, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Arbinet-thexchange, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 14, 2008

/s/ JOHN B. WYNNE, JR.

John B. Wynne, Jr.
Chief Financial Officer,
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-K of Arbinet-thexchange, Inc. (the "Company") for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, William M. Freeman, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2008

/s/ WILLIAM M. FREEMAN

William M. Freeman
President and Chief Executive Officer
(Principal Executive Officer)

---

* A signed original of this written statement required by Section 906 has been provided to Arbinet-thexchange, Inc. and will be retained by Arbinet-thexchange, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Form 10-K of Arbinet-thexchange, Inc. (the "Company") for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John B. Wynne, Jr., Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2008

/s/ JOHN B. WYNNE, JR.

John B. Wynne, Jr.
Chief Financial Officer,
(Principal Financial and Accounting Officer)

* A signed original of this written statement required by Section 906 has been provided to Arbinet-thexchange, Inc. and will be retained by Arbinet-thexchange, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Comparative Performance Graph

The following line graph compares the change in the cumulative total stockholder return on our common stock since the Company's initial public offering with the cumulative total return of the Russell 2000 Index ("Russell") and the NASDAQ Telecommunications Index ("NASDAQ Telecom"). The graph assumes that $100 was invested at December 16, 2004, the date of Company's initial public offering, in our common stock and the Russell, and on November 30, 2004 in the NASDAQ Telecom. Dividend reinvestment has been assumed and, with respect to companies in the NASDAQ Telecom, the returns of such companies have been weighted at each measurement point to reflect relative stock market capitalization. The historical information set forth below is not necessarily indicative of future performance.


Comparison of 3 Year Cumulative Total Return*
Among Arbinet-thexchange, Inc., The Russell 2000 Index
And The NASDAQ Telecommunications Index
$150
$100
$50
$0
12/16/04
12/04
12/05
12/06
12/07
Arbinet
Russell 2000 Index
NASDAQ Telecommunications Index

*Assumes $100 Invested on December 16, 2004 in our Common Stock and the Russell, and on November 30, 2004 in the NASDAQ Telecom

Assumes Dividends Reinvested Through Fiscal Year Ending December 31, 2007

	12/16/04	12/04	12/05	12/06	12/07
Arbinet-thexchange, Inc.	100.00	85.62	24.17	18.93	20.86
Russell 2000	100.00	101.55	106.17	125.67	123.70
NASDAQ Telecommunications	100.00	101.49	97.99	124.61	129.06

Management

William M. Freeman
President and
Chief Executive Officer

Robert A. Barbiere
Arbinet Digital Media
Chief Operating Officer

Steven Heap
Chief Technology Officer

Curt R. Koeppen
Chief Marketing Officer

Peter P. Sach
Chief Operating Officer

W. Terrell Wingfield, Jr., Esq.
General Counsel

John B. Wynne, Jr.
Chief Financial Officer

Board of Directors

Robert C., Atkinson, Chairman
Director of Policy Research at
Columbia Institute for Tele-Information

Michael J. Donahue
Retired Group Executive Vice President
and Chief Operating Officer,
BearingPoint, Inc.

William M. Freeman
President and Chief Executive Officer
of Arbinet-thexchange, Inc.

Stanley Kreitman
Chairman of Manhattan Associates

Alex Mashinsky
Managing Partner, VenturiFX

Shawn F. O'Donnell
Senior Director, CXO

John B. Penney
Head of Global Media Strategy, IMG

Michael J. Ruane
Senior Vice President-Finance
and Chief Financial Officer,
Sungard Data Systems, Inc.

Jill Thoerle
Chief Financial Officer,
Mediaport Entertainment Inc

Shareholder Information

Corporate Headquarters
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901
1.732.509.9100
www.arbinet.com

Stock Listing
Exchange: NASDAQ
Ticker Symbol: ARBX

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1.908.497.2300
www.rtco.com

Independent Auditors
Ernst & Young LLP
MetroPark
99 Wood Avenue South
P.O. Box 751
Iselin, NJ 08830-0471
1.732.516.4200
www.ey.com

Additional copies of the company's Form 10-K for the fiscal year ended December 31, 2007, as well as copies of any exhibits, filed with Securities and Exchange Commission may be requested by contacting; W. Terrell Wingfield Jr., Esq. at 120 Albany Street, Tower II, Suite 450, New Brunswick, NJ 08901

END

Forward-looking Statements

This Annual Report contains forward-looking statements regarding anticipated future revenues, growth, capital expenditures, management's future expansion plans, expected product, strategic and business plans, and service developments or enhancements. Such forward-looking statements may be identified by the use of the following words (among others): "believes," "expects," "may," "will," "plan," "should" or "anticipates," or comparable words and their negatives, or by discussions of strategy that involves risks and uncertainty. These forward-looking statements are not guarantees but are subject to risks and uncertainties that could cause actual results to differ materially from the expectations contained in these statements, including risks associated with the Company's business, such as, for example, the Company's revenue growth; Members (in particular, significant trading Members) not trading on our exchange or utilizing additional services (including data on thexchange[SM] service, DID service, PrivateExchange[SM] service, and AssuredAxcess[SM] service, Global Number Portability Correction solution); continued volatility in the volume and mix of trading activity (including the average call duration and the mix of geographic markets traded); our uncertain and long Member enrollment cycle; the failure to manage our credit risk; failure to manage our growth; pricing pressure; competitive factors; system failures, human error and security breaches, which could cause the Company to lose Members and expose it to liability; future government regulation and regulatory uncertainty; and the Company's ability to obtain and enforce patent protection for our methods and technologies; the ability to divest Broad Street Digital Limited; as well as the risks set forth in the section entitled "Additional Factors That May Affect Future Results."Arbinet assumes no obligation to update any forward-looking statements contained in this Annual Report in the event of changing circumstances or otherwise, and such statements are current only as of the date they are made.